NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

August 18, 2025

Annual General and Special Meeting of Shareholders

To be held on

Thursday, October 2, 2025

Unit 1165, 555 Burrard Street

Vancouver, British Columbia, Canada V7X 1M5

OTHER BUSINESS	43

APPROVAL OF BOARD	43

APPENDIX A - AMENDED ARTICLES

APPENDIX B - OMNIBUS PLAN

MANAGEMENT INFORMATION CIRCULAR

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the following respective meanings when used in this Circular.  Any capitalized but undefined terms shall have the meanings ascribed to them in the respective documents to which they refer.

"Award"	means any right granted under the Option Plan.
"Board"	means the board of directors of the Company.
"Business day"	means a day that is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia.
"CEO"	means Chief Executive Officer.
"CFO"	means Chief Financial Officer.
"Committee"	means a standing committee of the Board.
"Common Share" or "Share"	means a common share in the capital of the Company.
"Company" or "Vizsla Silver"	means Vizsla Silver Corp., a company organized under the laws of British Columbia.
"COO"	means the Chief Operating Officer.
"Information Circular"	means, collectively, the Notice of Meeting and this information circular sent to Shareholders in connection with the Meeting.
"Insider"	means a "reporting insider" of the Company as defined in National Instrument 55-104 - Insider Reporting Requirements and Exemptions and the Toronto Stock Exchange Company Manual in respect of the rules governing security-based compensation arrangements, as amended from time to time.
"Meeting"	means the annual general and special meeting of Shareholders to be held on October 2, 2025, and any adjournment(s) thereof.
"NEO"	means Named Executive Officer
"NI 52-110"	means National Instrument 52-110 Audit Committees.
"Notice of Meeting"	means the notice of meeting forming part of this Circular to be mailed to Shareholders in connection with the Meeting.
"NYSE"	means the New York Stock Exchange.
"OTCQB"	means OTC Markets
"Shareholder"	means a holder of Shares.
"TSX"	means the Toronto Stock Exchange.
"TSXV"	means the TSX Venture Exchange.

ATTENDING AND PARTICIPATING AT THE MEETING

This management information circular ("Information Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of the Company for use at the annual general and special meeting of shareholders (the "Shareholders") of the Company (the "Meeting") to be held in person on Thursday, October 2, 2025 at 9:00 a.m. (Pacific Time) and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the Notice of Meeting.

The Meeting will be held at Unit 1165, 555 Burrard Street, Vancouver, British Columbia.

NOTICE REGARDING INFORMATION

Information in this Information Circular is given as of August 18, 2025 (the "Record Date") unless otherwise indicated and except for information contained in the documents incorporated herein by reference, which is given as at the respective dates stated therein.

No person is authorized to give any information or make any representation not contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Information Circular.

GENERAL INFORMATION CONCERNING THE MEETING AND VOTING

Solicitation of Proxies

This Information Circular is provided in connection with the solicitation by the management of the Company of proxies to be used at the Meeting. The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers, and regular employees of the Company. The Company has engaged Laurel Hill Advisory Group to provide shareholder communication advisory and proxy solicitation services and will pay a fee of $35,000 for such services and certain out-of-pocket expenses. The Company will bear all costs of this solicitation and any additional solicitations. Shareholders who have questions or need assistance in voting should contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America), or by email at assistance@laurelhill.com.

Appointment of Proxyholder

The individuals named in the accompanying form of proxy are officers and/or directors of Vizsla Silver. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the form of proxy accompanying this Information Circular, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the form of proxy accompanying this Information Circular or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the form of proxy accompanying this Information Circular will vote or withhold Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. In the absence of any instructions to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the resolutions described herein, among other things.

The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified;

(b) any amendment to or variation of any matter identified therein; and

(c) any other matter that properly comes before the Meeting or any adjournments thereof.

At the date of this Information Circular, management of the Company knows of no such amendments, variations, or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matters do properly come before the Meeting, it is intended that the person appointed as proxy will vote on such other business in such manner as that person then considers to be proper.

Shareholders who have questions or need assistance in voting should contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (North American Toll-Free) or 1-416-304-0211 (Outside North America), or by email at assistance@laurelhill.com.

Registered Shareholders

Registered holders of Common Shares electing to submit a proxy may do so by phone or internet provided on the proxy or by completing, dating and signing the enclosed form of proxy and returning it to the Company's transfer agent, Odyssey Trust Company., by internet, mail or hand delivery to Suite 702, 67 Yonge Street, Toronto, Ontario M5E 1J8, in all cases ensuring that the form of proxy is received before 9:00 a.m. (Pacific Time) on September 30, 2025 or if the Meeting is adjourned or postponed, at least 48 business hours (where "business hours" means hours on days other than a Saturday, Sunday or any other holiday in British Columbia or Ontario) before the time on the date to which the Meeting is adjourned or postponed. The time limit for proxies may be waived or extended by the chair of the meeting, with or without notice, and under no obligation to accept any particular late vote.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name.

Shareholders who hold their common shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their common shares in their own name (referred to herein as "Beneficial Shareholders") should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Corporation as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of Vizsla Silver.  Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called "NOBOs" for Non-Objecting Beneficial Owners).

Non-Objecting Beneficial Owners

The Company has distributed copies of the Notice of Meeting, Information Circular and VIF to intermediaries for distribution to NOBOs.  Unless you have waived your right to receive the Notice of Meeting, Information Circular and VIF, intermediaries are required to deliver them to you as a NOBO of the Company and to seek your instructions on how to vote your Common Shares.

The Company may utilize Broadridge's QuickVote™ system to assist Shareholders with voting their Common Shares. Certain NOBOs may be contacted by Laurel Hill, which is soliciting proxies on behalf of management of the Company, to conveniently obtain a vote directly over the phone.

Objecting Beneficial Owners

The Company's OBOs can expect to be contacted by Broadridge or their brokers or their broker's agents.  The Company will assume the costs associated with the delivery of the Notice of Meeting, Information Circular and VIF, as set out above, to OBOs by intermediaries.

	Registered Shareholders	Beneficial Shareholders
	Vizsla Shares held in own name and represented by a physical certificate or DRS.	Vizsla Shares held with a broker, bank or other intermediary.
Internet	https://login.odysseytrust.com/pxlogin	http://proxyvote.com
Mail	Odyssey Trust Suite 702, 67 Yonge Street Toronto, ON M5E 1J8 Attention: Proxy Department	Return the voting instruction form in the enclosed envelope.

Shareholders who have questions or need assistance in voting should contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America), or by email at assistance@laurelhill.com.

Notice to Securityholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and are being affected in accordance with the corporate laws of the Province of British Columbia, Canada, and securities laws of the provinces of Canada. The proxy solicitation rules under the U.S. Exchange Act are not applicable to Vizsla Silver or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Securityholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by securityholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Vizsla Silver is existing under the Business Corporations Act, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Securityholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxy

In addition to revocation in any other manner permitted by law, a registered Shareholder who has given a proxy may revoke it by executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered holder of Common Shares or the authorized attorney thereof in writing, or, if the registered holder of Common Shares is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Odyssey Trust Company at Suite 702, 67 Yonge Street, Toronto, Ontario M5E 1J8 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

NOTICE-AND-ACCESS

National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations allow for the use of the notice and access system for the delivery to shareholders of certain materials, including notice of meeting, management information circular, annual financial statements and management's discussion and analysis (collectively, the "Meeting Materials") by reporting issuers.

Under the notice and access system, reporting issuers are permitted to deliver the Meeting Materials by posting them on SEDAR+ at www.sedarplus.ca as well as a website other than SEDAR+ and sending a notice package to shareholders that includes: (i) the relevant form of proxy or voting instruction form; (ii) basic information about the meeting and the matters to be voted on; (iii) instructions on how to obtain a paper copy of the Meeting Materials; and (iv) a plain language explanation of how the notice and access system operates and how the Meeting Materials can be accessed online.

As described in the Notice and Access Notification to be mailed to the Shareholders of the Company on or about September 2, 2025, the Company has elected to deliver its Meeting Materials to Beneficial Holders using the notice and access system. These Beneficial Shareholders will receive a notice and access notification which will contain the prescribed information. Registered Shareholders and those Beneficial Holders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials with the notice package.

The Company intends to pay for proximate intermediaries to deliver Meeting Materials and Form 54-101F7 (the request for voting instructions) to "objecting beneficial owners", in accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Company is an unlimited amount of Common Shares.  As of the Record Date, the outstanding shares of the Company are 343,974,193 Common Shares.

Shareholders registered as of August 18, 2025, are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and senior officers of the Company, as at the date of this Information Circular, no persons beneficially own, or controls or directs, directly or indirectly, more than 10% of the outstanding shares.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended April 30, 2025, together with the auditor's report on those statements and Management Discussion and Analysis, will be presented to the shareholders at the Meeting.

FIXING THE NUMBER OF DIRECTORS

Shareholders of Vizsla Silver will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution fixing the number of directors at seven.

ELECTION OF DIRECTORS

A shareholder can vote for all the above nominees, vote for some of the below nominees and withhold for other of the below nominees or withhold for all of the below nominees.  Unless otherwise instructed, the named proxyholders will vote FOR the election of each of the proposed nominees set forth below as directors of Vizsla Silver.

The directors of Vizsla Silver are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed.  Management of Vizsla Silver proposes to nominate the persons listed below for election as directors of Vizsla Silver to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, proxies given pursuant to the solicitation by management of Vizsla Silver will be voted for the nominees listed in this Information Circular.  Management does not contemplate that any of the nominees will be unable to serve as a director.

The following tables set forth profiles of the seven individuals who are nominated by management for election as directors, including the positions and offices with Vizsla Silver now held by each nominee, the business experience over the last five years of each nominee, the period during which each nominee has served as a director, and the number of securities of the Vizsla Silver (including Common Shares and options to purchase Common Shares through stock options ("Options"), restricted share units ("RSUs"), deferred share units ("DSUs") and share purchase warrants ("Warrants"), beneficially owned, or controlled or directed, directly or indirectly, by each nominee as at the date of this Circular.  The information as to securities beneficially owned, or controlled or directed, directly or indirectly, by each nominee has been furnished by the respective proposed nominees individually.

The Board has determined that five of the seven individuals nominated for election as a director at the Meeting are independent.  The non-independent member(s) of the Board are Michael Konnert who is President and Chief Executive Officer of the Company, and Simon Cmrlec, who is Chief Operating Officer for the Company.

All of the members of the Compensation Committee, the Audit and Risk Committee, and the Corporate Governance & Nominating Committee are independent directors.  For more information on the Company's independence standards and assessments, see the section of this Circular entitled "Corporate Governance Disclosure".  For information on compensation paid to non-management directors, see the section of this Circular entitled "Statement of Executive Compensation".  In addition, a description of the role of the Board is included in the section of this Circular entitled "Corporate Governance Disclosure - Mandate of the Board".

CRAIG PARRY
Director Since: December 18, 2018 Independent Residence: British Columbia, Canada Age: 52	Through the course of his career, Mr. Parry has been a founder, director, CEO, senior executive and geologist working across a broad range of commodities with several companies.

He is a founder and Chairman of Vizsla Silver Corp. (TSX: VZLA and NYSE: VZLA).  He is currently Lead Director of Skeena Resources Ltd and he is the Executive Chairman and CEO of Vizsla Copper Corp. (TSX-V: VCU). He was a founder and CEO and/or director of Valkea Resources Corp., Gold Bull Resources Corp., IsoEnergy Ltd (TSXV:ISO), NexGen Energy Ltd (NYSE:NXE), EMR Capital, Tigers Realm Coal (ASX:TIG), Tigers Realm Minerals, and G-Resources Group. He worked for Rio Tinto from 2000 to 2008.

Mr. Parry has led teams and been involved in a number of exceptional discoveries and resource projects including Vizsla's discovery of new veins at its Panuco-Copala silver district, IsoEnergy's Hurricane uranium deposit, NexGen's Arrow uranium deposit and Tigers Realm Coal's Amaam and Amaam North coking coal deposits.

	Mr. Parry graduated from The University of New South Wales and holds a Bachelor of Science (Applied Geology) with first class Honours and the University Medal. He is a member of the AusIMM.
Board Committee Membership
Technical Committee Compensation Committee
Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Common Shares Options RSUs DSUs	4,606,792 2,065,000 30,305 250,000	1.34% 0.60% 0.01% 0.07%
Total	6,952,097	2.02%

MICHAEL KONNERT
Director Since: September 26, 2017 Non-Independent Residence: British Columbia, Canada Age: 37	Mr. Konnert is a mining entrepreneur with deep expertise in deal-making, financing, team leadership and strategic corporate development. As the Founder, President, Director and CEO of Vizsla Silver Corp. (TSX: VZLA and NYSE: VZLA), he has successfully led the company in consolidating one of Mexico's highest-grade silver and gold districts, positioning it to develop one of the world's largest single-asset silver producers. He is also co-founder and Managing Partner of Inventa Capital.

	In 2017, Mr. Konnert co-founded CobaltOne Energy Corp which he successfully led to acquisition by Blackstone Minerals (ASX: BSX). He also serves as Executive Chairman of Vizsla Royalties Corp. (TSX-V: VROY) and is a director of Vizsla Copper (TSX-V: VCU).
Board Committee Membership
None
Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Common Shares Options RSUs Warrants	2,470,484 4,700,000 419,708 5,000	0.72% 1.37% 0.12% 0.00%
Total	7,595,192	2.21%

SIMON CMRLEC
Director Since: February 21, 2019 Non - Independent Residence: British Columbia, Canada Age: 52	Mr. Cmrlec is a highly experienced senior engineer with over 30-years of industry experience who has been a director of the Company since its formation and has most recently held the position of Chief Operating Officer of Ausenco, a global mining engineering and consulting firm. He has extensive experience in building mining projects around the world and across a number of different commodities and will be tasked with advancing Vizsla Silver's world-class Panuco silver-gold Project towards production, with the goal of becoming one of the world's largest single-asset silver producers. He became a Director of Vizsla Silver Corp. (TSX: VZLA and NYSE: VZLA) in 2018 before joining the company as Chief Operating Officer in 2024. He is a director of Vizsla Royalties Corp. (TSX-V: VROY) and Vizsla Copper Corp. (TSX-V: VCU)

	Mr. Cmrlec attended the Gartrell School of Mining and graduated with a B.Eng (Hons) in Metallurgical Engineering in 1994.
Board Committee Membership
Environ. and Social Res. Committee (Chair)
Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Common Shares Options RSUs	1,214,061 1,775,000 482,103	0.35% 0.52% 0.14%
Total	3,471,164	1.01%

HARRY POKRANDT
Director Since: November 23, 2021 Independent Residence: British Columbia, Canada Age: 65	Mr. Pokrandt is a Capital Markets Executive with 30+ years' experience in mining and technology.

Mr. Pokrandt is currently a director for Vizsla Silver and is a currently Chairman of Spectrum Energy and a Director of Big Brothers Foundation of Greater Vancouver.  He is formerly Chairman of Mayfair Gold and former Managing Director at Macquarie Capital Markets, CEO of Hive Blockchain, Director of Kore Mining, Gold X Mining Corp., BQ Metals Corp, Lithium X and Fiore Exploration.

Board Committee Membership
Audit and Risk Committee Compensation Committee Corporate Governance Committee
Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Common Shares Options RSUs DSUs Warrants	352,500 685,000 30,303 150,000 51,000	0.10% 0.20% 0.01% 0.04% 0.01%
Total	1,268,803	0.37%

DAVID COBBOLD
Director Since: December 8, 2022 Independent Residence: Ontario, Canada Age: 59	Mr. Cobbold is a veteran investment banker with 28 years of financial services experience. Currently, he is Vice Chairman of Metals and Mining, Macquarie Group where he is responsible for sourcing and leading merger, acquisition, sale and defence transactions for clients ranging from exploration and development companies to global metals & mining companies. In addition, Mr. Cobbold has extensive experience in global commodity and securities markets. Mr. Cobbold joined Macquarie in 2011 as a Managing Director, Head of Mining, Macquarie Capital Markets Canada. Prior to joining Macquarie, Mr. Cobbold worked at CIBC World Markets and CIBC Capital Partners for 13 years in various capacities, including as a Managing Director, Global Mining Investment Banking and Managing Director, Equity Capital Markets. Mr. Cobbold was a Director of Angus Gold Inc., a TSX-V listed Ontario based gold exploration company that was purchased by Wesdome Gold Mines Ltd. in June 2025.

Mr. Cobbold holds a Bachelor of Arts in Economics, University of Western Ontario and Master of Business Administration (MBA), Harvard Business School.

Board Committee Membership
Audit and Risk Committee Compensation Committee (Chair) Corporate Governance Committee (Chair) Environ. and Social Res. Committee
Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Common Shares Options RSUs DSUs	70,498 625,000 10,130 150,000	0.02% 0.18% 0.00% 0.04%
Total	855,628	0.25%

EDUARDO LUNA
Director Since: November 15, 2023 Independent Residence: Mexico City, Mexico Age: 79	Mr. Luna has spent over forty years in the precious metals mining industry and has held prior senior executive and board positions at several companies including Industrial Peñoles, Goldcorp Inc., Luismin SA de CV, Wheaton River Minerals Ltd., Alamos Gold Inc., Dyna Resource, Inc. and Primero Mining Corporation.

	He is currently the Chairman of the Board of Directors of Rochester Resources Ltd., a junior natural resources company with assets in Mexico and a Director of Coeur Mining Inc. He formerly served as a member of the Board of Directors of Wheaton Precious Metals Corporation. Mr. Luna is the former President of the Mexican Mining Chamber and a former President of the Silver Institute. He is an inductee in the Mexico Mining Hall of Fame and serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato where he received a degree in Mining Engineering.
Board Committee Membership
Technical Committee (Chair) Environ. and Social Res. Committee
Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Options DSUs	525,000 150,000	0.15% 0.04%
Total	675,000	0.20%

SUKHJIT ("SUKI") GILL
Director Since: April 12, 2024 Independent Residence: British Columbia, Canada Age: 48	Ms. Gill currently serves as a partner at Smythe LLP and practice group leader of Smythe's assurance group. She is a Chartered Professional Accountant with 23 years of experience and specializes in providing audit and assurance services to publicly traded companies operating in the resource industry, as well as private companies across several industries in both Canada and the United States. Ms. Gill is also a director of Skeena Resources Limited. She was previously on the board of directors for the Provincial Health Services Authority and British Columbia Emergency Health Services.

	Ms. Gill holds a Bachelor of Technology in Accounting from BCIT and a Chartered Professional Accountants of British Columbia.
Board Committee Membership
Audit and Risk Committee (Chair) Corporate Governance Committee
Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Options DSUs	325,000 150,000	0.09% 0.04%
Total	475,000	0.13%

Majority Voting Policy

On April 29, 2022, the Board adopted a majority voting policy, which requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election will be required to tender his or her resignation. This policy applies only to uncontested elections, which are elections in which the number of nominees for director is equal to the number of positions available on the Board.  The Nominating and Corporate Governance Committee will consider the director's resignation and will recommend to the Board whether or not to accept it. The Nominating and Corporate Governance Committee will be expected to recommend accepting the resignation, except in situations where extenuating circumstances would warrant the applicable director to continue to serve on the Board. The Board will act on the Nominating and Corporate Governance Committee recommendation within 90 days following the applicable annual meeting and will promptly disclose by press release its decision whether to accept the director's resignation, including the reasons for rejecting the resignation, if applicable.  The full text of the Majority Voting Policy is available on the corporate governance page of the Company's website.

Advanced Notice Policy

The Company's Advance Notice Policy, adopted by the Board on April 29, 2022, provides Shareholders, Directors, and management of the Company with a clear framework for nominating Directors. The Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit Director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any Director nominee to be eligible for election at any annual or special meeting of shareholders.  The full text of the Advance Notice Policy is available on the corporate governance page of the Company's website.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of Management, no director or proposed director of Vizsla Silver is, or within the ten years prior to the date of this Information Circular has been, a director or executive officer of any company, including Vizsla Silver, that while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order or an order that denied Vizsla Silver access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b) was subject to an event that resulted, after the director ceased to be a director or executive officer of Vizsla Silver being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

To the knowledge of Management, no director or proposed director of Vizsla Silver has, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

None of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder making a decision about whether to vote for the proposed director.

Meeting Attendance

The Board and Audit & Risk Committee meet a minimum of four times a year.  The Compensation Committee, the Corporate Governance & Nominating Committee, Technical Committee and Environmental and Social Responsibility Committee meet at least once per year and as frequently as required.

The following table shows the meeting attendance records from May 1, 2024, to April 30, 2025, for board meetings and committee meetings:

Meetings
Director Name	Board [1]	Audit and Risk Committee [2]	Compensation Committee[3]	Corporate Governance & Nominating Committee[4]	Technical Committee[5]	Environmental and Social Responsibility Committee[6]
Craig Parry 1, 3, [5]	5 of 5	N/A	4 of 4	N/A	8 of 8	N/A
Michael Konnert [1]	5 of 5	N/A	N/A	N/A	N/A	N/A
Simon Cmrlec 1, [6]	5 of 5	N/A	N/A	N/A	8 of 8	1 of 1
Harry Pokrandt 1, [2], [3], 4	5 of 5	4 of 4	4 of 4	3 of 3	N/A	N/A
David Cobbold 1, [2], [3], 4, 6	5 of 5	4 of 4	4 of 4	3 of 3	N/A	1 of 1
Eduardo Luna [1], 5, 6	5 of 5	N/A	N/A	N/A	8 of 8	1 of 1
Suki Gill [1], [2], 4	5 of 5	4 of 4	N/A	2 of 3	N/A	N/A

1 The Board meetings were held on June 3, 2024, July 17, 2024, September 4, 2024, December 12, 2024 and March 12, 2025.  Craig Parry is the Chairman.  An In-Camera session is held at the end of each meeting with only independent directors in attendance.

2 There were four Audit Committee meetings held on July 17, 2024, September 11, 2024, December 12, 2024 and March 12, 2025.  The current members are Suki Gill (Chair), Harry Pokrandt and David Cobbold.

3 The Compensation Committee met on November 5, 2024, December 12, 2024, March 12, 2025 and April 30, 2025.  It is comprised of three members: David Cobbold, Harry Pokrandt and Craig Parry.  David Cobbold is Chair and Craig Parry has been a Member since November 6, 2024.

4 The Corporate Governance & Nominating Committee held meetings on December 12, 2024, February 10, 2025 and March 12, 2025.  The Corporate Governance & Nominating Committee is comprised of three members: Harry Pokrandt, David Cobbold and Suki Gill.  David Cobbold is the Chair and Suki Gill has been a Member since December 12, 2024.

5 The Technical Committee held meetings on May 22, 2024, June 18, 2024, July 16, 2024, September 4, 2024, November 13, 2024, December 12, 2024, January 3, 2025 and March 7, 2025.  The Technical Committee is comprised of two members: Eduardo Luna and Craig Parry.  Eduardo Luna is the Chair.

6 The Environmental and Social Responsibility held a meeting on September 4, 2024.  The Environmental and Social Responsibility Committee is comprised of five members: Simon Cmrlec, Eduardo Luna, David Cobbold, Mahesh Liyanage (CFO), Ana Victoria (Environmental Manager Mexico).  Simon Cmrlec is the Chair.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the "Guidelines") adopted in National Policy 58-201.  These Guidelines are not prescriptive but have been used by Vizsla Silver in adopting its corporate governance practices.  The Company's approach to corporate governance is set out below.

Governance Highlights

Governance Element	Vizsla Silver Current Practice
Board size	Seven directors
Board independence	Five directors are independent
Independent committees	Audit and Risk Committee (fully independent)
Compensation Committee (fully independent)
Corporate Governance & Nominating Committee (fully independent)
Technical Committee (fully independent)
Environmental and Social Responsibility Committee
Independent board and committee meetings	Unless otherwise determined by the Board, independent directors hold in-camera sessions at the conclusion of all regularly scheduled Board and committee meetings
Voting standard for board elections	Annually by a majority of votes cast.
Majority voting policy	Yes
Annual board assessments	To be completed by April 30, 2026

The Board is responsible for corporate governance and establishes the overall policies and standards of the Company.  In addition to these meetings, the directors are kept informed of the Company's operations through discussions with management.

The Company has adopted comprehensive corporate governance policies, mandates, and charters that can be found by visiting the Corporate Governance Page on the Company's website.

Board Mandate

The Directors are responsible for fostering the short and long-term success of the Company and is accountable to the Company's shareholders.  The Directors are also responsible for the management and supervising management of the Company's business and affairs.  The Board has adopted a Board Mandate that can be accessed by visiting the Corporate Governance Page on the Company's website.  The Board Mandate requires compliance from each Director including, but not limited to, managing the affairs of the Board that include delegating certain of its authorities, including spending authorization to management and by reserving certain powers to itself, overseeing management and succession planning, adopting and reviewing a strategic planning process for the Company, approving annual budgets, overseeing the integrity of the Company's internal financial controls; and identifying the principal risks and opportunities of the Company's business and ensuring the implementation of appropriate systems to manage these risks.

Code of Business Conduct and Ethics

The Board has adopted the Code of Business Conduct and Ethics (the "Code") for the Company's employees, directors, officers and consultants that can be accessed by visiting the Corporate Governance Page on the Company's website.

The Code is designed to deter wrongdoings and to promote honest and ethical conduct, the avoidance of conflicts of interest, accurate and timely disclosure, compliance with applicable governmental laws, rules and regulations and the prompt internal reporting to an appropriate person(s) of violations of this Code.

The Board delegates the communication of the Code to employees, officers and consultants who will be expected to encourage and promote a culture of ethical business conduct.

Anti-Bribery and Anti-Corruption Policy

The Anti-Bribery and Anti-Corruption Policy, adopted by the Board on April 29, 2022, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Anti-Bribery and Anti-Corruption Policy's purpose is to set out the Company's responsibilities, and those working for it, in observing and upholding the Anti-Bribery and Anti-Corruption Policy on bribery and corruption and provide guidance to those working for it on how to recognize and deal with bribery and corruption issues.

Clawback Policy

The Clawback Policy, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Clawback Policy lays out guidelines for the Company to recover from each executive officer all incentive-based compensation that they received during the period due to the error in calculating Financial Reporting Measures that resulted in the restatement.

Disclosure and Insider Policy

The Disclosure and Insider Policy, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Disclosure and Insider Policy's purpose is to ensure that the Company meets its obligations under the provisions of securities laws and stock exchange rules by establishing a process for the timely disclosure of all Material Information, ensuring that all persons understand their obligations to preserve the confidentiality of Undisclosed Material Information and ensuring that all appropriate parties who have Undisclosed Material Information are aware that they are prohibited from Insider Trading and Tipping under applicable law and stock exchange rules.

Environmental and Climate Change Policy

The Environmental and Climate Change Policy, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Company is committed to responsible mining through environmental care and strive to be trustworthy stewards of the local environment.  The Company recognizes the tangible and immediate challenges posed by climate change to both the environment and human well-being. In response to these challenges, the Company is committed to assessing opportunities to reduce its own greenhouse gas emissions.  In alignment with the International Finance Corporation's (IFC) Performance Standards on Environmental and Social Sustainability1, the Company recognizes the importance of biodiversity conservation and sustainable environmental practices in all our operations, and, in particular, where it applies to (i) habitat of significant importance to critically endangered and/or endangered species; (ii) habitat of significant importance to endemic and/or restricted-range species; (iii) habitat supporting globally significant concentrations of migratory species and/or congregatory species; (iv) highly threatened and/or unique ecosystems; and/or (v) areas associated with key evolutionary processes. Vizsla Silver considers habitat loss, degradation and fragmentation, invasive alien species, overexploitation, hydrological changes, nutrient loading, and pollution when evaluating our biodiversity impacts.

Health and Safety Policy

The Health and Safety Policy, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Health and Safety Policy's purpose is to capture the Company's overall commitment to ensuring the well-being of its workforce.

Human Rights Policy

The Human Rights Policy, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

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1 International Finance Entity (IFC), Performance Standard 3, Performance Standards on Environmental and Social Sustainability, January 1, 2012.

The Company supports human rights and inclusion that aligns with all internationally recognized human rights referred to in the International Bill of Human Rights2 and the International Labour Organization Declaration on Fundamental Principles and Rights at Work3.

Supplier Code of Conduct

The Supplier Code of Conduct, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Supplier Code of Conduct's purpose is to outline the Company's standards and expectations for its suppliers to ensure they align with the Company's values and principles.

Waste Management Policy

The Waste Management Policy, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Waste Management Policy's purpose is to outline the Company's commitment to reducing waste, recycling and managing waste materials in an environmentally responsible manner.

Water Management Policy

The Water Management Policy, adopted by the Board on December 15, 2023, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Water Management Policy's purpose is to outline the Company's commitment to sustainable and responsible water use throughout its operations.

Whistleblower Policy

The Whistleblower Policy, adopted by the Board on April 29, 2022, can be accessed by visiting the Corporate Governance Page on the Company's website.

The Whistleblower Policy's purpose is to provide employees, officers, directors and consultants of the Company with a system whereby they can disclose any knowledge of actual or intended misconduct which may be unethical, illegal or fraudulent, and to provide employees, officers, directors and consultants of the Company who provide such disclosure, and are acting in good faith, and on the basis of reasonable belief, with protection from any form of retaliation or threat of retaliation when they do provide such disclosure.

In-Camera Sessions

The independent directors meet with the non-independent directors and management at regularly scheduled Board meetings. They can also choose to meet in-camera (privately) at any Board meeting or can hold a separate meeting of only independent directors. In addition, the Audit Committee holds in-camera sessions with the auditors or amongst themselves at each Board meeting, and other Board committees hold in-camera sessions as required.

Composition and Independence of the Board

Management is nominating seven individuals to the Board of whom are current directors of Vizsla Silver.

The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as "independent" directors under NI 52-110, which provides that a director is independent if he or she has no direct or indirect "material relationship" with Vizsla Silver.  The "material relationship" is defined as a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgement.

_______________________________________________
2 United Nations (UN), International Bill of Human Rights, December 1948.

3 International Labour Organization (ILO), ILO Declaration on Fundamental Principles and Rights at Work 2022.

The independent nominees are Mr. Craig Parry, Mr. Harry Pokrandt, Mr. David Cobbold, Mr. Eduardo Luna and Ms. Suki Gill.  The non-independent nominees are Michael Konnert, the Company's President and Chief Executive Officer, and Simon Cmrlec, the Company's Chief Operating Officer.

Orientation and Continuing Education

The Board of Directors provides an overview of the Company's business activities, systems, and business plan to all new directors. New director candidates have free access to any of the Company's records, employees, or senior management in order to conduct their own due diligence and will be briefed on the strategic plans-, short-, medium- and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing policies of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of Directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

When directorships become vacant, or it is anticipated that they will be vacated, the Corporate Governance and Nominating Committee is responsible for identifying and recommending suitable candidates to be directors to the Board.  Merit, performance, experience, and diversity are the foremost criteria considered when new directors are considered for appointment to the Board.

Assessments

The Corporate Governance and Nominating Committee annually reviews the performance and effectiveness of the Board as well as the effectiveness and performance of any committees.  Effectiveness is subjectively measured by comparing actual corporate results with stated objectives.

Other Directorships

The following directors of Vizsla Silver are also directors of other reporting issuers:

Name of Director	Names of Other Reporting Issuers	Exchange	Director Since
Michael Konnert	Vizsla Copper Corp. Vizsla Royalties Corp.	TSXV, OTCQB TSX-V, OTCQB	May 13, 2021 October 13, 2023
Craig Parry	Skeena Resources Limited Vizsla Copper Corp.	TSX, NYSE TSXV	December 15, 2016 May 13, 2021
Simon Cmrlec	Vizsla Copper Corp. Vizsla Royalties Corp.	TSXV TSXV	May 13, 2021 April 24, 2024
Harry Pokrandt	Baltic Acquisition Corp.	TSXV	December 9, 2019
Eduardo Luna	Rochester Resources Ltd. Coeur Mining Inc.	TSXV NYSE	November 2, 2007 February 9, 2018
Suki Gill	Skeena Resources Limited	TSX, NYSE	January 10, 2020

Director Time Commitments

The Company believes that directors serving on other issuers' boards provides robust insight and experience that director nominees accumulate and can apply in service of their role on the Vizsla Silver board. Additionally, the talent pool for experienced directors deepens with fewer restrictions on other board commitments. This is balanced by considerations of director nominees' time commitments.

Board Interlocking Relationships

Michael Konnert and Simon Cmrlec are executives of the Company and serve as directors of Vizsla Copper. Craig Parry is the Executive Chair and CEO of Vizsla Copper and the Independent Chair of Vizsla Silver. The Company is satisfied that no conflicts of interest exist in these interlocking relationships as it relates to Vizsla Silver, since Mr. Parry is in a position of executive authority on both boards, as Chairman of each issuer. Further, the board's independence is safeguarded by the Audit and Risk Committee and Corporate Governance & Nominating Committee, which are fully independent, and of neither of which have Mr. Parry as a member.

Other Board Committees

The Board established five committees.  These include an Audit and Risk Committee ("Audit and Risk Committee"), a Compensation Committee ("Compensation Committee"), a Corporate Governance and Nominating Committee ("CGNC"), an Environmental and Social Responsibility Committee ("ESR") and a Technical Committee ("Technical Committee").

Audit and Risk Committee

Composition

The Audit and Risk Committee is fully independent and consists of the following three members; Ms. Suki Gill (Chair), Mr. David Cobbold and Mr. Harry Pokrandt.

Charter

NI 52-110 requires the Audit and Risk Committee of the Board to meet certain requirements. Details regarding the Audit and Risk Committee and its mandate are disclosed in the Company's Audit and Risk Committee Charter, the text of which is included as Schedule "A" to the Company's Annual Information Form dated July 17, 2025, ("AIF"), a copy of which is available on SEDAR+ at www.sedarplus.ca or by visiting the Corporate Governance Page on the Company's website.

Compensation Committee

Composition

The Compensation Committee is fully independent and consists of the following three members; Mr. David Cobbold (Chair), Mr. Harry Pokrandt and Mr. Craig Parry.

Charter

The Compensation Committee's Charter that can be accessed by visiting the Corporate Governance Page on the Company's website.

The Compensation Committee is responsible for assisting the Board in discharging the Board's oversight responsibilities relating to the attraction, compensation, evaluation, and retention of key senior executive officers with the skills and expertise needed to enable the Company to achieve its goals and strategies at fair and competitive compensation and appropriate performance incentives.  The Compensation Committee shall to the best of its ability, knowledge and acting reasonably, meet all applicable legal, regulatory, and listing requirements, including, without limitation, those of any stock exchange on which the Company's shares are listed, the Canada Business Corporations Act and all applicable securities regulatory authorities.

Corporate Governance & Nominating Committee

Composition

The Corporate Governance and Nominating Committee is fully independent and consists of the following three members; Mr. David Cobbold (Chair), Harry Pokrandt and Ms. Suki Gill who joined on December 12, 2024.

Charter

The Corporate Governance and Nominating Committee's Charter that can be accessed by visiting the Corporate Governance Page on the Company's website.

The Corporate Governance and Nominating Committee is responsible for assisting the Board in fulfilling its corporate governance responsibilities. The overall purpose of the Corporate Governance and Nominating Committee is (i) to oversee the development framework of rules and practices for the Company's approach to matters of corporate governance, (ii) assess the directors on an on-going basis, and (iii) to identify and propose new qualified nominees to the Board and to review and make recommendations to the Board as to all such matters.

Environmental and Social Responsibility Committee

Composition

The Environmental and Social Responsibility Committee consists of the following members; Mr. Simon Cmrlec (Chair), Mr. David Cobbold, Mr. Eduardo Luna, Mahesh Liyanage, the Company's CFO and Ana Meza, the Company's Environmental Manager, Mexico.

Charter

The Environmental and Social Responsibility Committee's Charter that can be accessed by visiting the Corporate Governance Page on the Company's website.

The Environmental and Social Responsibility Committee is responsible for developing and implementing ESG policies and guidelines for the Company, identifying and assessing ESG related risks and opportunities that can impact the business, overseeing the collection, analysis and reporting ESG related data and metrics to internal and external stakeholders and providing clear and transparent communications to the Board about the Company's ESG efforts, performance and any emerging issues or trends.

Technical Committee

Composition

The Technical Committee is fully independent and consists of the following two members; Mr. Eduardo Luna (Chair) and Mr. Craig Parry.

Charter

The Technical Committee's Charter that can be accessed by visiting the Corporate Governance Page on the Company's website.

The Technical Committee is responsible for reviewing the technical disclosure in all significant news releases, reviewing the assumptions and methodology of the Company's mineral resources estimates, mineral reserves estimates and various other technical studies.

APPOINTMENT OF AUDITOR

Management of the Vizsla Silver intends to nominate MNP LLP, Chartered Accountants, of Vancouver, British Columbia, for appointment as auditor of Vizsla Silver.  Proxies given pursuant to this solicitation will, on any poll, be voted as directed and, if there is no direction, for the appointment of MNP LLP, as the auditor of Vizsla Silver to hold office for the ensuing year with remuneration to be fixed by the directors.

Appointment of Auditor Resolution

At the Meeting, the shareholders will be asked to consider and, if deemed appropriate, to pass the following ordinary resolution, with or without variation (the "Appointment of Auditor Resolution"):

BE IT RESOLVED, as an ordinary resolution of the shareholders of the Company, that MNP LLP, Chartered Accountants, be appointed as the auditors of Vizsla Silver Corp., and the board of Directors of the Company are hereby authorized to fix the remuneration of MNP LLP, Chartered Accountants.

An ordinary resolution is a resolution passed at the Meeting by a simple majority of the votes cast by shareholders voting Common Shares at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT EACH SHAREHOLDER VOTE "FOR" THE APPOINTMENT OF AUDITOR RESOLUTION. Unless otherwise indicated, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by such Proxy, properly executed, FOR the Appointment of Auditor Resolution.

ARTICLE ALTERATION

At the Meeting, Shareholders will be asked to approve an alteration to the Company's articles (the "Articles") to delete Article 15 of the Articles in its entirety. Article 15 of the Articles permits any director (an "Appointor"), upon notice to the Company, to appoint any person who is qualified to act as a director, to be the Appointor's alternate (the "Alternate Director") to act in his or her place at meetings of the directors or committees of the directors at which the Appointor is not present. The Alternate Director has the right to vote at meetings of the Board.  The Articles will also be amended to delete all references in the Articles to an Alternate Director.

As current corporate governance best practices for TSX-listed companies do not favour the ability of directors to appoint an Alternate Director who has not been elected or ratified by Shareholders, the Board proposes to amend its Articles such that directors of the Company will not be permitted to appoint Alternate Directors.

A copy of the existing version of the Articles is available under the Company's profile on SEDAR+ at www.sedarplus.ca and the Company's website at www.vizslasilvercorp.com. The blackline of the version of the Articles reflecting the proposed amendments to the existing version of the Articles is attached as Appendix "A" to this Circular.

Shareholder Approval of the Amendment to the Articles

The Board believes that the amendment to the Articles is in the best interests of the Company and the Shareholders and, accordingly, recommends that Shareholders approve the following special resolution (the "Articles Resolution"):

BE IT RESOLVED THAT:

1. the alteration to the Company's articles (the "Articles") to remove the alternate director provisions and delete Article 15 of the Articles in its entirety, all as fully described in the Company's Management Information Circular dated August 18, 2025, be and is hereby authorized and approved;

2. any one director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution."

The Board recommends that Shareholders vote FOR the Articles Resolution. Unless the Shareholder has specifically instructed in the form of proxy or voting instruction form that the Common Shares represented by such proxy or voting instruction form are to be voted against the Articles Resolution, the persons named in the proxy or voting instruction form will vote FOR the Articles Resolution.

ADOPTION OF NEW OMNIBUS EQUITY INCENTIVE PLAN

In connection with the Company's graduation from the TSX Venture Exchange to the Toronto Stock Exchange ("TSX") effective November 7, 2024, the Board adopted a new omnibus equity incentive plan (the "Omnibus Plan"). The Omnibus Plan replaced the Company's prior compensation plan (the "Historical TSXV Plan") and, if the Omnibus Plan is approved, all existing stock options and restricted share units granted under the Historical TSXV Plan will automatically convert to the new terms of the Omnibus Plan.  The Omnibus Plan was drafted in compliance with the rules and requirements of the TSX, including the TSX Company Manual. Effective December 12, 2024, the Board authorized the adoption of the Omnibus Plan as more fully described herein.  The Omnibus Plan remains subject to the approval of Shareholders.  If the Omnibus Plan is not approved, the Historical TSXV Plan will remain in place

The full text of the Omnibus Plan is set forth in Schedule A to this Information Circular.  A summary of the Omnibus Plan is set out below.  For the purposes of the description of the Omnibus Plan, unless otherwise defined herein, capitalized terms shall have the meaning ascribed to them in the Omnibus Plan.

Omnibus Incentive Plan

All directors, officers, employees and consultants of Vizsla Silver and/or its affiliates (collectively, the "Service Providers") are eligible to receive awards under the Omnibus Plan, provided that only non-employee members of the Board shall be eligible to be granted Deferred Share Units ("DSUs"). The purpose of the Omnibus Plan is to (i) develop the interest of Service Providers in the growth and development of Vizsla Silver through the issuance of awards to selected Service Providers; (ii) attract and retain valuable Service Providers to Vizsla Silver with a competitive compensation mechanism; and (iii) align the interests of the participants with those of Shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to Shareholders and long-term growth. The Omnibus Plan seeks to achieve these purposes by providing for awards in the form of stock options ("Options"), Restricted Share Units ("RSUs"), Performance Share Units ("PSUs"), DSUs and dividend equivalent rights.

Financial Assistance

The Board may provide for financing broker dealers (including payment by the Company of commissions) and may establish procedures (including broker dealer assisted cashless exercise) for payment of Applicable Withholding Taxes.

Shares Available for Awards

The types of awards available under the Omnibus Plan include Options, RSUs, PSUs, DSUs and dividend equivalent rights (collectively, "Awards"). The Omnibus Plan sets various maximums on the number of Shares available for issuance pursuant to the exercise or redemption, as applicable, of Awards granted under the Omnibus Plan, together with Shares issuable pursuant to all other security-based compensation arrangements of the Company (a "Comprehensive Award Number"). The overall Comprehensive Award Number shall not exceed 10% of the issued Shares outstanding from time to time. The overall Comprehensive Award Number for share-units only (ie. excluding Options) shall not exceed 5% of the issued Shares outstanding from time to time. The Comprehensive Award Number for any one participant shall not exceed 2.5% of the issued Shares outstanding from time to time. The Comprehensive Award Number for all insiders shall not exceed 10% of the issued Shares outstanding from time to time. The Comprehensive Award Number for all insiders within any one year period under the Omnibus Plan  shall not exceed 10% of the issued Shares outstanding from time to time. Each of the above stated limits are subject to certain adjustments provided in the Omnibus Plan.

As of August 18, 2025, there were 343,974,193 Shares issued and outstanding, an aggregate of 19,482,000 Options outstanding and unexercised (representing 5.66 % of the issued and outstanding shares of the Company), 2,700,326 RSUs outstanding (representing 0.79 % of the issued and outstanding shares of the Company) and 850,000 DSUs outstanding (representing 0.25 % of the issued and outstanding shares of the Company).

Since the Omnibus Plan was adopted on December 12, 2024, a total of 4,092,500 Options were granted, of which 550,000 were granted to five directors, 2,000,000 were granted to six officers, and 1,542,500 were granted to twenty-four consultants, ), 1,582,000 RSUs were granted, of which 866,000 were granted to six officers, and 716,000 were granted to twenty-three consultants,  and 850,000 DSUs were granted, of which 850,000 were granted to five directors,  have been issued.  The Options are exercisable for a period of five years and will vest over the next two years and the RSUs will vest in three equal annual instalments commencing on the first anniversary of the grant date.  The DSUs vest immediately and will be exchanged for one common share of the Company upon the time that the Optionee ceases to hold their position as an independent director. These awards cannot be exercised until such time that shareholders of the Company have approved and ratified the Omnibus Plan and the grants. Should shareholders fail to approve the Omnibus Plan, these Awards will be cancelled forthwith.

The aggregate number of Shares issuable to directors of the Company who are not officers or employees of the Company under the Omnibus Plan and all of the Company's other security based compensation arrangements shall be limited to 1.5% of the issued and outstanding Shares (calculated on non-diluted basis) provided that the value of all Awards and, unless prior Board approval is received, all other security based compensation arrangements of the Company issuable to any one director who is not an officer or employee of the Company within any one year period shall not exceed a grant value of $100,000 of Options and $150,000 in total equity (together, the "Independent Director Limit"). Directors of the Company who are not officers or employees of the Company shall not be eligible to be granted RSUs or PSUs pursuant to the Omnibus Plan.

Notwithstanding this, but subject to the other limitations set out in the Omnibus Plan, upon joining the board, an initial one-time award of Shares to a new director of the Company who is not an officer or employee of the Company, up to a maximum value of $100,000, shall be permissible and shall not be subject to the Independent Director Limit along with any awards made in lieu of cash fees as long as awards are made at an equivalent value to the cash fees for which the award is being exchanged.

Disclosure and rationale related to the initial one-time award shall be clearly provided in the Company's public disclosure documents for the year during which the award occurred.

Administration

The Omnibus Plan will be administered by the Board, or an independent committee of the Board which shall, from time to time, at its sole and absolute discretion: (i) interpret and administer the Omnibus Plan and Award Agreements; (ii) establish, amend and rescind any rules and regulations relating to the Omnibus Plan and Award Agreements; and (iii) make any other determinations that the Board deems necessary or desirable for the administration of the Omnibus Plan and Award Agreements.

Awards

Options

The Board may grant Options to Participants under the Omnibus Plan. The purchase price per Share purchasable under an Option (the "Exercise Price") will be determined by the Board and set out in the Award Agreement; provided, that the Exercise Price shall not be less than the trading price for such Shares at the time of the most recent close on the Toronto Stock Exchange at the time of grant of that Option.

The Board will determine the vesting conditions, the time or times at which an Option may be exercised (the "Exercise Period") in whole or in part, the date of expiry of the Exercise Period (the "Expiry Date") and the method or methods by which, and the form or forms in which payment of the Exercise Price with respect thereto may be made. The Expiry Date of any Option that is granted will not be more than ten years after the date an Option is granted.

If the Expiry Date for an Option occurs during a Blackout Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Expiry Date for that Option shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period.

Restricted Share Units

The Board may grant RSUs to Participants under the Omnibus Plan, each of which will consist of the right to receive, at the sole discretion of the Board, one Share or the Cash Equivalent as at the date of redemption, subject to the terms of any applicable Award Agreement, and which are subject to such restrictions as the Board may impose, which restrictions may lapse separately or in combination at any time or times, in such instalments or otherwise, as the Board may deem appropriate. The Board may impose any conditions or restrictions on the vesting or redemption of RSUs as it may deem appropriate.

At the time of grant of a RSU, the Board shall specify the year of service of the Participant in respect of which the RSU is granted (the "RSU Service Year"). No vesting condition for a RSU shall extend beyond December 15 of the third calendar year following the RSU Service Year in respect of which the RSUs were granted. Subject to the terms of the Omnibus Plan, after any RSUs become Vested Restricted Share Units, on the date that is no less than three years following the end of the relevant RSU Service Year, or such other date determined by the Board, in its sole discretion, such Vested RSUs shall be redeemed, at the sole discretion of the Board, for the Cash Equivalent, Shares issued from treasury or a combination of the Cash Equivalent and Shares from treasury.

If the RSU Redemption Date for a RSU occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the RSU Redemption Date for that RSU shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period.

Performance Share Units

The Board may grant to a Participant PSUs each of which will consist of the right to receive, at the sole discretion of the Board, one Share or the Cash Equivalent as at the date of redemption, subject to the terms of any applicable Award Agreement, and which are subject to such restrictions as the Board may impose, which restrictions may lapse separately or in combination at any time or times, in such instalments or otherwise, as the Board may deem appropriate. The Board may impose any conditions or restrictions on the vesting or redemption of PSUs as it may deem appropriate.

At the time of grant of a PSU, the Board shall specify the year of service of the Participant in respect of which the PSU is granted (the "PSU Service Year"). No vesting condition for a PSU shall extend beyond December 15 of the third calendar year following the PSU Service Year in respect of which the PSUs were granted. Subject to the terms the Omnibus Plan, after any PSUs become Vested Performance Share Units, on the date which is no less than three years following the end of the relevant PSU Service Year, or such other date determined by the Board, in its sole discretion, such Vested Performance Share Units shall be redeemed, at the sole discretion of the Board, for the Cash Equivalent, Shares issued from treasury or a combination of the Cash Equivalent and Shares from treasury.

If the Performance Share Unit Redemption Date for a PSU occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Performance Share Unit Redemption Date for that PSU shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period.

Deferred Share Units

The Board may grant to non-employee members of the Board DSUs, which may have all of the rights and restrictions that may be applicable to PSUs or RSUs, except that the DSUs may not be redeemed until the Participant has ceased to hold all offices, employment and directorships with the Company and all affiliates of the Company.

No payment shall be made in respect of a DSU until after the earliest time of: (i) the Participant's death; or (ii) the latest time that the Participant ceases to be an employee, officer or director of the Company or any affiliate of the Company (each, a "Triggering Event"). After the occurrence of a Triggering Event in respect of a Participant, on December 15th of the calendar year commencing immediately after the date of the Triggering Event, or such other date determined by the Board, in its sole discretion (the "Deferred Share Unit Redemption Date"), the Vested Deferred Share Units credited to the Participant's Deferred Share Unit Account shall be redeemed, at the sole discretion of the Board, in cash, Shares issued from treasury or a combination of both cash and Shares from treasury.

If the Deferred Share Unit Redemption Date for a DSU occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Deferred Share Unit Redemption Date for that DSU shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period.

Dividend Equivalent Rights

The Board may grant eligible Participants the rights described below as Dividend Equivalent Rights. Unless otherwise determined by the Board in its sole discretion or as may otherwise be set out in the applicable Award Agreement, on the payment date for cash dividends paid on Shares (the "Dividend Payment Date"), each Participant's Restricted Share Unit Account, Performance Share Unit Account and/or Deferred Share Unit Account, as applicable, shall be credited with additional RSUs, PSUs or DSUs, as applicable, in respect of RSUs, PSUs or DSUs, as applicable, credited to and outstanding in the Participant's Account as of the record date for payment of such dividends (the "Dividend Record Date").

The number of such additional RSUs, PSUs or DSUs, as applicable, to be credited to the Participant's Account(s) will be calculated by dividing the total amount of the dividends that would have been paid to such Participant if the RSUs, PSUs or DSUs, as applicable, in the Participant's Account, as of the Dividend Record Date, were Shares, by the Fair Market Value of a Share on the Dividend Payment Date, with the "Fair Market Value" being: (1) with respect to any property other than Shares, RSUs, PSUs or DSUs, the fair market value of that property determined by those methods or procedures as may be established from time to time by the Company, acting reasonably; and (2) with respect to any Shares, RSUs, PSUs or  DSUs, the volume weighted average trading price for such Shares or the number of Shares underlying such RSUs, PSUs or DSUs, as applicable, on the Principal Market for the five days preceding the date of reference on which the Shares traded.

Cessation of Employment and Forfeitures

Options

If, prior to the expiry of any Options, a Participant ceases to be a Service Provider by reason of death or long-term disability of such Participant, then: (a) all outstanding unvested Options granted to such Participant shall immediately and automatically terminate other than those Options which would have vested within the one-year period following the date of such termination if such termination had not occurred, which Options shall be deemed to be vested upon such termination; and (b) only such Participant or the person or persons to whom such Participant's rights under the Options pass by such Participant's will or applicable law shall have the right to exercise part or all of such Participant's outstanding and vested Options at any time up to and including the earlier of: (i) the date which is one year following the date of death or long term disability; or (ii) the Expiry Date of such Options.

If, prior to the expiry of any Options, a Participant ceases to be a Service Provider for any other reason, then: (a) all outstanding unvested Options granted to such Participant shall immediately and automatically terminate; and (b) such Participant shall have the right to exercise part or all of his or her outstanding vested Options at any time up to and including the earlier of: (i) the date which is 90 days following the date of such termination, resignation or cessation of employment; and (ii) the Expiry Date of the vested Options.

Restricted Share Units and Performance Share Units

If, prior to the Redemption Date of any PSUs or RSUs, a Participant ceases to be a Service Provider for any reason whatsoever, including termination of his employment by his employer for cause or voluntary resignation, but excluding the circumstances described below, all PSUs and RSUs of such Participant shall be immediately forfeited upon such event, all rights of the Participant under the Omnibus Plan shall terminate and no cash shall be payable at any time in lieu of such forfeited PSUs and RSUs.

If, prior to the Redemption Date of any PSUs or RSUs, a Participant ceases to be a Service Provider by reason of death, long term disability, retirement from active employment or for any other reason as may be specifically approved by the Board, the Omnibus Plan in all respects shall continue with respect to such Participant's PSUs and RSUs and the Participant, or the person or persons to whom the PSUs and RSUs pass by the Participant's will or applicable law shall be entitled to redeem and receive payment for such PSUs and RSUs that such Participant is entitled to on each applicable Redemption Date in accordance with the terms of the Omnibus Plan.

If, prior to the Redemption Date of any PSUs or RSUs, a Participant ceases to be a Service Provider by reason of termination of his employment without cause then the Participant shall be entitled to redeem and receive payment for each PSU and RSU that such Participant would have been entitled to in accordance with the terms of the Omnibus Plan if the applicable Redemption Date of the PSU or RSU falls within the notice period provided to the Participant by the Corporation on termination of his employment; however, if the applicable Redemption Date of the PSU or RSU falls outside the notice period, then the PSU or RSU shall be immediately forfeited. Further provided, however, that in the event that any PSUs or RSUs are subject to performance criteria, the Board shall consider the extent of satisfaction of such performance criteria in determining the number of RSUs or PSUs that shall vest.

Transferability

No Award, and no right under any such Award, may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant otherwise than by will, by the laws of descent or by the designation of a Beneficiary by a Participant. Each Award, and each right under any Award, will be exercisable during the Participant's lifetime only by the Participant or, if permissible under applicable law, by the Participant's guardian or legal representative.

Capital Changes, Corporate Transactions and Change of Control

The Omnibus Plan contains provisions for the equitable treatment of Awards in relation to any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, share split, share dividend, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transactions or events that affect the Shares of the Company.

In the event of a Change in Control, the Board may provide that: (1) the successor corporation or entity will assume each Award or replace it with a substitute Award on terms substantially similar to the existing Award; (2) the Awards will be surrendered for a cash payment made by the successor corporation or entity equal to the Fair Market Value thereof; or (3) any combination of the foregoing.

In order for vesting of instruments to be accelerated following a change of control, the proposed Omnibus Plan contains a requirement that the relationship between the parties either a) be terminated without cause by the Company (or the continuing entity), or b) be terminated for reasons that are similar to constructive dismissal by the plan-participant.

Amendment and Termination of the Omnibus Plan

The Board may amend, alter, suspend, discontinue, or terminate the Omnibus Plan without the consent of any Shareholder, Participant, other holder or Beneficiary of an Award, provided that any amendment, alteration, suspension, discontinuation, or termination that would impair the rights of any Participant or holder or Beneficiary of any Award previously granted, will not to that extent be effective without the consent of the Participant or holder or Beneficiary of an Award. However, without the approval of the Shareholders, no amendment, alteration, suspension, discontinuation, or termination will be made that would:

• increase the total number of Shares available for Awards under the Omnibus Plan, except pursuant to an equitable adjustment or Change of Control;

• reduce the exercise price or extend the term of any Award;

• have the effect of cancelling any Awards and concurrently reissuing such Awards on different terms;

• remove or exceed the individual participation limits;

• remove or exceed the insider participation limits;

• modify or amend the limits to the number of Shares issuable to directors of the Company who are not officers or employees;

• increase limits imposed on the participation of directors that are not officers or employees of the Company;

• otherwise cause the Omnibus Plan to cease to comply with any tax or regulatory requirement, including for these purposes any approval or other requirement;

• have the effect of amending the amendment provisions of the Omnibus Plan;

• modify or amend the provisions of the Omnibus Plan in any manner which would permit Awards, including those previously granted, to be transferable or assignable in a manner otherwise than as provided for by the Omnibus Plan as presented in Appendix "B"; or

• change the eligible Service Providers under the Omnibus Plan which would have the potential of broadening or increasing insider participation;

provided that Shareholder approval will not be required for any of the following types of amendments:

• amendments of a "housekeeping" nature (including, without limitation, to clarify the meaning of an existing provision of the Omnibus Plan, correct or supplement any provision of the Omnibus Plan that is consistent with any other provision of the Omnibus Plan, correct any grammatical typographical errors or amend the definitions in the Omnibus Plan regarding administration of the Omnibus Plan); or

• a change to the termination provisions of Options which does not entail an extension beyond the original Expiry Date.

Omnibus Plan Resolution

At the Meeting, the shareholders will be asked to consider and, if deemed appropriate, to pass the following ordinary resolution, with or without variation (the "Omnibus Plan Resolution"):

BE IT RESOLVED, as an ordinary resolution of the shareholders of Vizsla Silver, that:

1. the Omnibus Plan, substantially as described in the Management Information Circular of Vizsla Silver dated August 18, 2025 (the "Information Circular"), is hereby ratified and approved;

2. all unallocated entitlements under the Omnibus Plan are hereby approved and the Company will have the ability to make grants under the Omnibus Plan until the date that is three years from date of the Meeting, being October 2, 2028;

3. the grant of 4,092,500 stock options, 1,582,000 restricted share units and 850,000 deferred share units granted to directors, officers, employees and consultants of the Company, as described in the Information Circular, be and are hereby ratified and approved;

4. any director or officer of the Vizsla Silver is authorized to execute and file such documents and take such further action, including any filings with the Toronto Stock Exchange that may be necessary to reflect the adoption of the Omnibus Plan; and

5. the board of directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification, or confirmation by the Shareholders.

An ordinary resolution is a resolution passed at the Meeting by a simple majority of the votes cast by shareholders voting Common Shares at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS THAT EACH SHAREHOLDER VOTE "FOR" THE OMNIBUS PLAN RESOLUTION. Unless otherwise indicated, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by such Proxy, properly executed, FOR the Omnibus Plan Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEOs") as follows:

a) a Chief Executive Officer ("CEO");

b) a Chief Financial Officer ("CFO");

c) each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

d) each individual who would be an NEO but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

In respect of the Company's year ended April 30, 2025, the Company is naming five NEOs.

Name	Position
Michael Konnert[1]	President, CEO and Director
Mahesh Liyanage[2]	CFO
Simon Cmrlec[3]	COO
Michael Pettingell[4]	SVP Business Development and Strategy
Jesus Velador[5]	VP, Exploration

1 Michael Konnert was appointed President and CEO and elected as a Director on September 26, 2017, the date of Incorporation. He receives no form of Director compensation given his role as an officer of the Company.

2 Mahesh Liyanage was appointed CFO on December 1, 2020.

3 Simon Cmrlec was appointed COO on April 1, 2024.

4 Michael Pettingell is not considered a NEO but earned more than $150,000 during the year ended April 30, 2024. He was appointed VP of Business Development and Strategy on July 27, 2021, and was promoted to SVP of Business Development and Strategy on January 27, 2023.

5 Jesus Velador is not considered a NEO but earned more than $150,000 during the year ended April 30, 2024.  He was appointed VP Exploration on May 5, 2022.

Compensation Governance

The Company has a fully-independent Compensation Committee comprised of three members (David Cobbold - Chair, Harry Pokrandt and Craig Parry).  All Compensation Committee members are current or former directors and officers of various publicly traded companies during the course of which they have reviewed and analyzed compensation levels and structures for both the Board and management. This provides them with the necessary experience to enable them to make decisions on the suitability of the Company's compensation practices and policies during the most recent fiscal year.

The Compensation Committee main duties and responsibilities are to review and approve compensation packages for senior executive officers, review the corporate goals and objectives relevant to senior executive officers and evaluate the performance of senior executive officers.  Complete details of the Compensation Committee's duties and responsibilities can be read in the Compensation Committee Charter located on the corporate governance page of our website.

Executive Compensation Philosophy & Objectives

The goal of the executive compensation philosophy at Vizsla Silver is to attract, motivate, retain, and reward a knowledgeable and driven management team and to encourage them to attain and exceed performance expectations.

Vizsla Silver's compensation practices are based on a pay-for-performance philosophy in which assessment of performance is based on the Company's financial and operational performance as well as individual contributions.

The compensation program is designed to reward each executive based on corporate and individual performance and is also designed to incentivize such executives to drive the organization's growth in a sustainable and prudent way.

The following key principles guide the Company's overall compensation philosophy:

• Attract, retain, motivate, and engage high-calibre talent whose expertise, skills and performance are critical to the Company's success;

• Align employee interests with the business objectives of the Company;

• Focus employees on the key business factors that will drive shareholder value;

• Align compensation with Vizsla Silver's corporate strategy and financial interests as well as the long-term interests of Vizsla Silver shareholders; and

• Compensation should be fair and reasonable to shareholders and be set with reference to the local market and similar positions in comparable companies.

Since 2021, the Company, through the Compensation Committee, has engaged multiple independent compensation advisors. In 2024, the Company engaged GGA Resources Inc. ("GGA"), a leading independent compensation advisor with significant global executive and director compensation experience, to evaluate and provide recommendations on formalizing Vizsla Silver's executive and director compensation programs to ensure competitiveness against a defined "Peer Group" (as detailed below) and within the overall mining marketplace. In 2025, the Company engaged Bedford Resources Inc. ("Bedford"), a Canadian-founded executive search and talent-strategy consultancy, with over four decades' experience delivering industry-specific executive and board compensation advisory services. This included the analysis and development of the Company's Peer Group and evaluation of total direct compensation (Base Salary plus Short-Term Incentive and Long-Term Incentive) levels along with Short and Long-Term Incentive design practices relative to the competitive market. The Company's Peer Group will be reviewed periodically to generally ensure it remains aligned with the current size and scope of the Company's operations and is based on companies that generally meet the following criteria:

• Companies with a similar Market Cap range between 0.54x and 3.54x the size of Vizsla;

• Companies operating within the same industry segment as Vizsla (i.e., Silver, Gold, or other precious metals);

• Companies who are in the exploration and/or construction phase looking to secure additional financing;

• Companies with a similar business strategy and scope of operations to Vizsla; and

• Publicly traded companies on major Canadian exchanges.

The Company's current Peer Group consists of the following companies:

AbraSilver Resource Corp.	Discovery Silver Corp.	New Found Gold	Probe Gold
Arizona Metals	Dolly Varden Silver	Osisko Development	Reunion Gold
Artemis Gold	G Mining Ventures	Perpetua Resources Corp.	Seabridge Gold
Aya Gold & Silver Inc.	Marathon Gold	Prime Wining	Skeena Resources Ltd.

The Compensation Committee is required to pre-approve any compensation-related engagements by Bedford. Although management of the Company may work with Bedford on compensation specifics, GGA reports directly to the Compensation Committee in all engagements undertaken. The Company incurred the following fees for Bedford & GGA's work over the past two years:

	FY Ended April 30, 2025	FY Ended April 30, 2024
Executive Compensation-Related Fees	$31,500	$26,517
All Other Fees	-	-
TOTAL	$31, 500	$26,517

Executive Compensation

Elements of Executive Compensation Program

During the fiscal year ended April 30, 2025, the Company's executive compensation program was comprised of four (4) components:

a. Base Salary;

b. Performance Bonuses (Short-Term Incentive);

c. Long-Term Incentive (Stock Options & Restricted Share Units); and

d. Employee Benefits.

Compensation Component	Description	Form of Compensation
Base salary or consulting fee	This is an annual fixed fee paid to each individual. The criteria for determining the amount are based on, first and foremost, attracting and retaining highly talented and experienced individuals. The second is based on the market for similar jobs in similar locations and thirdly, the experience, skills and responsibility of each individual is considered.	Fixed (Paid in Cash)
Performance Bonuses	Bonuses are a variable component of compensation and are designed to award NEOs for maximizing performance against corporate and individual objectives. Bonus opportunity levels will vary by employee level, role and responsibilities and be reflective of market practice for similar roles at organizations of a similar size, scope, and complexity. The bonus is reflective of each individual's performance and determined by the Compensation Committee and approved by the Board with payouts typically made in cash on annual basis.	Variable (Paid in Cash)
Long-Term Incentive - LTIP (Stock Options & Restricted Share Units)	Long-Term Incentive is a variable component of compensation and links pay to the longer-term performance of Company shares. LTIP is intended to be granted annually with the ability realize long-term value when superior share price performance is achieved for the Company's shareholders. LTIP grant levels will vary by employee level, role and responsibilities and be reflective of market practice for similar roles at organizations of a similar size, scope, and complexity.

Stock Options are granted to executives to reward and incentivize them to continue to achieve success and create shareholder value for the Company as they only are of value if the Company's underlying share price appreciates above the exercise price they are granted at.  When stock options are granted, they have an expiry term of no more than five years with vesting terms typically of two years or more.

	Restricted Share Units ("RSUs") are also granted to executives to reward and incentivize them to continue to achieve success and create shareholder value for the Company. The RSUs start to vest after one year and fully vest over a period of three years.	Variable (Settled in Equity)
Employee Benefits	Participation in the Company's employee group benefits plans is provided to each executive, where needed, but excludes any formal pension plan. The primary purposes of providing benefits to executives is to attract and retain the talent required to operate and manage the Company.

	Overall, employee benefits are designed to not make-up a large portion of an executive's total compensation package but be competitive overall with equivalent positions in the mining industry of similar size and scope.	Fixed (Settled as part of payroll)

Base Salary

In determining the annual base salary, the Board, with the recommendation of the Compensation Committee, considered the following factors:

• Current competitive market and economic conditions;

• Compensation levels within the peer group;

• Company performance as compared with the peer group; and

• Particular skills of each NEO, such as leadership ability, management effectiveness, experience, technical skill and knowledge, responsibility and proven or expected performance of the particular individual.

The annual base salaries for NEOs were as follows:

Named Executive Officer	2025 Base Salary	2024 Base Salary	% Change Year- over-Year [1]
Michael Konnert	$435,000	$375,000	16.00%
Mahesh Liyanage	$266,664	$220,000	21.21%
Simon Cmrlec	$401,667	N/A	N/A
Michael Pettingell	$240,000	$240,000	-1.04%
Jesus Velador	$248,333	$227,500	9.16%

1 Year-over-year change reflects the underlying peer group salary data for comparable roles, the material increases of the Company's market capitalization, the desire to retain the team responsible for the operational advances that were largely responsible for the increase in the Company's market capitalization, to reflect the significant achievements in advancing and expanding the Panuco-Copala Project through acquisition of La Garra claims as well as the spin out of Vizsla Royalties Corp.

Performance Bonuses

The performance bonuses are payable in cash, and the amount payable is based on the Compensation Committee's assessment of performance against pre-established objectives and targets. While the objectives are largely tied to Company results, the specific metrics and performance expectations are tailored to each executive to ensure an appropriate line-of-sight between the results achieved and the performance bonus payout earned.  The performance bonuses are established by the Compensation Committee after May 1st of every year.  The bonuses are arrived at based on the overall performance of the Company, the individual's performance, the increase of the market capitalization, the success of the drilling programs and the significant achievements in advancing and expanding the Panuco-Copala Project through acquisition of acquisition of La Garra claims as well as the spin out of Vizsla Royalties Corp.

The following table summarizes the 2025 target performance bonus opportunity as a percentage of base salary:

Named Executive Officer	Target Performance Bonus (% of Base Salary)
Michael Konnert	100%
Mahesh Liyanage	75%
Simon Cmrlec	100%
Michael Pettingell	60%
Jesus Velador	40%

The following table shows the individual KPI targets:

Named Executive Officer	Share Price Performance & IR	Sustainability	Budget	TRIFR vs Mexico and Mining Industry	Development, Permitting & Studies	Exploration	Financing & Corporate Health
Michael Konnert	20%	25%	-	-	30%	15%	10%
Mahesh Liyanage	-	50%	15%	-	-	-	35%
Simon Cmrlec	-	10%	20%	10%	60%	-	-
Michael Pettingell	90%	-	10%	-	-	-	-
Jesus Velador	-	-	-	-	75%	25%	-

The following table shows the corporate KPI targets:

Category	2025 Performance Measures	%
Share price performance and IR	Vs peers, marketing and roadshows	20%
Sustainability	Community & ESG	10%
	TRIFR vs Mexico and mining industry	15%
Development	Studies	15%
	Test mine and derisking	15%
Operations	Exploration	15%
	Financing and corporate health	10%

The following table shows the performance results of the NEO's relative to their respective objectives:

Named Executive Officer	Targe Incentive Bonus (% of Base Salary)	2025 Individual KPI Performance (%)	2025 Corporate KPI Performance (%)	Actual Performance Bonus ($)	Actual Performance Bonus (% of Base Salary)
Michael Konnert	100%	150%	120%	$600,000	138%
Mahesh Liyanage	75%	135%	150%	$240,075	90%
Simon Cmrlec	100%	120%	150%	$540,000	134%
Michael Pettingell	60%	118%	150%	$201,960	85%
Jesus Velador	40%	100%	150%	$110,980	48%

Long-Term Incentives

The Company provides for equity participation in the Company through its 10% rolling Omnibus Plan which was adopted by the directors effective Director 12, 2024 in connection with the Company's graduation to the Toronto Stock Exchange.  The Omnibus Plan remains subject to approval of Shareholders.  Please see "Adoption of Omnibus Equity Incentive Plan" for further information on the Omnibus Plan.

Prior to the Omnibus Plan, the Company had in place an omnibus equity incentive plan (the "Historical Plan") consisting of a "rolling up to 10% plan for stock options and a fixed plan up to 8% for RSUs, DSUs and/or PSUs.  The maximum number of Common Shares issuable under the Historical Plan, shall not exceed 10% of the Common Shares outstanding from time to time in the rolling plan and the fixed other equity plan with the current fixed amount being 12,390,000.  The Historical Plan was adopted by the Board on September 7, 2022, and approved by Shareholders on October 3, 2024

Below is a summary of the material terms of the Historical Plan. For the purposes of the description of the Historical Plan below, unless otherwise defined herein, capitalized terms shall have the meaning ascribed thereto in Historical Plan.

Terms of the Historical Plan

1.  Only a Director, Officer, Employee, Management Company Employee or Consultant of Vizsla Silver or of any of its subsidiaries (the "Participant") is eligible to participate in the Historical Plan. Except in relation to Consultant Companies, Awards may be granted only to an individual or to a Company that is wholly owned by individuals eligible to receive Awards.

2. The Historical Plan is a "rolling up to 10% and fixed up to 8%" Security Based Compensation, as defined in Policy 4.4 - Security Based Compensation of the TSXV. The Historical Plan is a: (a) "rolling" plan pursuant to which the number of Shares that are issuable pursuant to the exercise of Options granted under the Historical Plan, and the Prior Plan, shall not exceed 10% of the Issued Shares of Vizsla Silver as at the date of any Option grant, and (b) "fixed" plan under which the number of Shares that are issuable pursuant to all Awards other than Options granted under the Historical Plan and under any other Security Based Compensation Plan of Vizsla Silver, in aggregate is a maximum of 8% of the Issued Shares as at the Effective Date (which number is 12,390,000) and in each case, subject to adjustment as provided in the Historical Plan.

3.  The Committee shall have full and exclusive discretionary power to interpret the terms and the intent of the Historical Plan and any Award Agreement or other agreement ancillary to or in connection with the Historical Plan, to determine eligibility for Awards, and to adopt such rules, regulations, and guidelines for administering the Historical Plan as the Committee may deem necessary or proper.

4. Unless Vizsla Silver has obtained the requisite disinterested shareholder approval pursuant to Policy 4.4, the maximum aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to any one Person must not exceed 5% of the Issued Shares, calculated as at the date any Security Based Compensation is granted or issued to the Person, except as expressly permitted and accepted by the TSX for filing under Part 6 of Policy 4.4 shall not be included in calculating this 5% limit.

5. The maximum aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to any one Consultant must not exceed 2% of the Issued Shares, calculated as at the date any Security Based Compensation is granted or issued to the Consultant, except that securities that are expressly permitted and accepted for filing under Part 6 of Policy 4.4 shall not be included in calculating this 2% limit.

6. The maximum aggregate number of Shares that are issuable pursuant to all Options granted in any 12-month period to all Investor Relations Service Providers in aggregate shall not exceed 2% of the Issued Shares, calculated as at the date any Option is granted to any such Investor Relations Service Provider.

7. All Awards and Shares issuable thereunder are subject to any applicable resale restrictions under Securities Laws and the Exchange Hold Period (as defined in the policies of the TSXV) and shall have affixed thereto any legends required under Securities Laws and the policies of the TSXV.

8. Notwithstanding the expiry date, redemption date or settlement date of any Award, such expiry date, redemption date or settlement date, as applicable, of the Award shall be extended to the tenth business day following the last day of a Blackout Period if the expiry date would otherwise occur in a Blackout Period.

9. Options can be exercisable for a maximum of 10 years from the date of grant, subject to extension where the expiry date falls within a Blackout Period.

10. Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, the conditions upon which an Option shall become vested and exercisable, and any such other provisions as the Committee shall determine.

11. The Option Price for each grant of an Option under the Historical Plan shall be determined by the Committee and shall be specified in the Award Agreement. The minimum exercise price of an Option shall not be less than the Discounted Market Price (as defined in the policies of the TSXV), provided that, if Vizsla Silver does not issue a news release to announce the grant and the exercise price of an Option, the Discounted Market Price is the last closing price of the Shares before the date of grant of the Option less the applicable discount.

12. If a Participant dies while an Employee, Director of, or Consultant to, Vizsla Silver or an Affiliate then the right to exercise such Options terminates on the earlier of: (i) the date that is 12 months after the Termination Date; and (ii) the date on which the exercise period of the particular Option expires. Any Options held by the Participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to Vizsla Silver on the Termination Date.

13. Except as may otherwise be set out in a Participant's employment agreement (which shall have paramountcy), where a Participant's employment or term of office or engagement terminates (for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice)) then (i) any Options held by the Participant that are exercisable at the Termination Date continue to be exercisable by the Participant until the earlier of: (A) the date that is three months after the Termination Date; and (B) the date on which the exercise period of the particular Option expires; and (ii) any Options held by the Participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to Vizsla Silver on the Termination Date,

14. Each Restricted Share Unit grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of Restricted Share Units granted, the settlement date for Restricted Share Units, and any such other provisions as the Committee shall determine, provided that no Restricted Share Unit shall vest (i) earlier than one year, or (ii) later than three years, after the date of grant, except that the Committee may in its sole discretion accelerate the vesting for a Participant who dies or who ceases to be an eligible Participant under the Historical Plan in connection with a Change of Control. Restricted Share Units granted to outside directors vest, (a) at the election of an outside director at the time the award is granted, within a minimum of one (1) year to a maximum of three (3) years following the grant date, as such outside director may elect, and (b) if no election is made, upon the earlier of a Change of Control (as such term is defined in the Restricted Share Units Plan) or, subject to a minimum of one (1) year, his or her resignation from the Board."

15. If a Participant dies while an Employee, Director of, or Consultant to, Vizsla Silver or an Affiliate then (i) any Restricted Share Units held by the Participant that have not vested as at the Termination Date shall vest immediately; and (ii) any Restricted Share Units held by the Participant that have vested as at the Termination Date shall be paid to the Participant's estate in accordance with the terms of the Historical Plan and Award Agreement.

16. Unless determined otherwise by the Committee, or as may otherwise be set out in a Participant's employment agreement (which shall have paramountcy), where a Participant's employment or term of office or engagement terminates for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then any Restricted Share Units held by the Participant that have vested before the Termination Date shall be paid to the Participant, and any Restricted Share Units held by the Participant that are not yet vested at the Termination Date will be immediately cancelled and forfeited to Vizsla Silver on the Termination Date.

17. Each Participant designated eligible to receive a Deferred Share Unit shall receiving notice in writing from the Committee of the designation. At least ten days prior to the commencement of a particular year, a designated Participant may enter into a DSU Agreement with Vizsla Silver in respect of such upcoming year to cause the Participant to receive a portion of their cash remuneration payable for services to be provided during the particular year in the form of Deferred Share Units.

18. No amount may be received in respect of a Deferred Share Unit until after the Termination Date of the Participant.  If the Termination Date of a Participant occurs as a result of a termination of a Participant for Cause, all outstanding Deferred Share Units credited to such DSU Account (whether or not vested) shall be forfeited and cancelled immediately, and the Participant shall have no entitlement to receive any payment in respect of such forfeited Deferred Share Units, by way of damages, pay in lieu of notice or otherwise.  If the Termination Date of a Participant occurs as a result of the death of a Participant, all Deferred Share Units credited to such Participant's DSU Account at such time that have not yet vested pursuant to the terms of the Historical Plan shall be deemed to vest in the moment immediately prior to the Participant's death. As soon as reasonably practicable after the Termination Date of a Participant for a reason other than Cause, or as the Participant may elect under the Historical Plan, and in any event, no later than December 15 of the first calendar year commencing after the Termination Date Vizsla Silver shall redeem and fully settle each Deferred Share Unit in respect of which all vesting and other conditions to redemption and settlement have been met, deemed to have been met or waived by the Committee on or before the Termination Date.  If the Termination Date of a Participant occurs for a reason other than Cause, except as otherwise provided in the Historical Plan, after the Termination Date, the Participant (or their estate) may elect up to three separate Redemption Dates as of which either a portion (specified in whole percentages) or all of the value of the Participant's Deferred Share Units shall be redeemed and settled, by filing with Vizsla Silver, following such Participant's Termination Date, in the form and manner specified by the Committee up to three irrevocable written elections, provided that the elected Redemption Dates are no later than December 15 of the first calendar year commencing after the Participant's Termination Date.  Notwithstanding the foregoing, Vizsla Silver shall have the ability to require the Participant to hold any Shares received pursuant to such redeemed Deferred Share Units for a specified period of time.

19. Deferred Share Units elected to be received by a designated Participant pursuant to the Historical Plan shall be credited to the designated Participant's DSU Account as of the applicable Conversion Date. The number of Deferred Share Units (including fractional Deferred Share Units) to be credited to a designated Participant's DSU Account as of a particular Conversion Date pursuant to the Historical Plan shall be determined by dividing the relevant portion of that designated Participant's cash remuneration for the applicable period to be satisfied by Deferred Share Units by the Fair Market Value of a Share on the particular Conversion Date.

20. Vizsla Silver or a related corporation shall keep or cause to be kept a DSU Account which records, at all times, the number of Deferred Share Units standing to the credit of the Participant including any vesting conditions associated therewith. Absent manifest error such DSU Account shall be considered conclusively determinative of all information contained therein. Deferred Share Units that fail to vest in a Participant or that are redeemed and paid out in accordance with this Plan shall be cancelled and shall cease to be recorded in the Participant's DSU Account as of the date on which such Deferred Share Units are forfeited or cancelled under the Plan or are redeemed and paid out, as the case may be. At least annually, Vizsla Silver shall provide or cause to be provided to each designated Participant a written confirmation of the balance in the designated Participant's DSU Account.

21. The Compensation Committee (the "Committee"), at any time and from time to time, may grant Performance Share Units to Participants in such amounts and upon such terms as the Committee shall determine, provided that, no Performance Share Units shall vest earlier than one year after the date of grant, except that the Committee may in its sole discretion accelerate the vesting required for a Participant who dies or who ceases to be an eligible Participant under the Historical Plan in connection with a Change of Control.

22. Each Performance Share Unit shall give the Participant the right to receive a Share or a cash payment in an amount equal to the FMV of a Share at the end of the applicable Performance Period, subject to the terms, vesting criteria and Performance Goals of the relevant Performance Share Unit as established by the Committee and as set forth in the Award Agreement.

23. Subject to the terms of the Historical Plan and the applicable Award Agreement, if Performance Share Unit (including a Performance Share Unit credited as a Dividend Equivalent Right) become vested and the applicable Performance Goals have been met on or before the end of the Performance Period, such Performance Share Units ("Vested PSUs") shall be settled as soon as reasonably practicable following the end of the applicable Performance Period and, in any event, notwithstanding any other provision of this Plan, no payment, whether in cash or Shares, shall be made in respect of the settlement of any Vested PSU on a date that is later than December 31 of the calendar year which is three years following the end of the year (or first of the years) in which the Participant performed the services to which the Award Agreement relates. Unless the Award Agreement specifies otherwise, Vizsla Silver shall settle each Vested PSU then being settled by means of:

(a)  a cash payment equal to the FMV on the Vesting Date of a Share;

(b)  the issuance of a Share from treasury; or

(c)  if more than one Vested PSU is being settled, a combination of cash under (a) and Shares under (b),

24.  If a Participant dies while an Employee, Director of, or Consultant to, Vizsla Silver or an Affiliate, then (i) the number of Performance Share Units held by the Participant that have not vested shall be adjusted as set out in the applicable Award Agreement (the "Deemed Awards"); (ii) any Deemed Awards shall vest immediately; (iii) any Performance Share Units held by the Participant that have vested shall be paid to the Participant's estate in accordance with the terms of the Historical Plan and Award Agreement; and (iv) any settlement or redemption of any Performance Share Units shall occur within one year following the Termination Date.

25. Unless determined otherwise by the Committee, or as may otherwise be set out in a Participant's employment agreement (which shall have paramountcy), where a Participant's employment or term of office or engagement terminates for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then (i) any Performance Share Units held by the Participant that have vested before the Termination Date shall be paid to the Participant in accordance with the terms of the Historical Plan and Award Agreement; (ii) any Performance Share Units held by the Participant that are not yet vested at the Termination Date will be immediately cancelled and forfeited to Vizsla Silver on the Termination Date; and (iii) any settlement or redemption of any Performance Share Units shall occur within one year following the Termination Date.

26. Subject to the provisions of Historical Plan or the Award Agreement, in the event of a Change of Control, the Committee shall have the discretion to unilaterally determine that all outstanding Awards shall be cancelled upon a Change of Control, and that the value of such Awards, as determined by the Committee in accordance with the terms of the Historical Plan and the Award Agreements, shall be paid out in cash in an amount based on the Change of Control Price within a reasonable time subsequent to the Change of Control, subject to the approval of the TSXV.

27. Restricted Share Units, Performance Share Units and Deferred Share Units are not Shares and a grant of Restricted Share Units, Performance Share Unit or Deferred Share Unit will not entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

28. Subject to certain exceptions set out in the Historical Plan, and as otherwise provided by law, or TSXV rules, the Committee or Board may, at any time and from time to time, alter, amend, modify, suspend or terminate the Historical Plan or any Award in whole or in part without notice to, or approval from, shareholders, including, but not limited to for the purposes of: (i) making any amendments not inconsistent with the Historical Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, it may be expedient to make, including amendments that are desirable as a result of changes in law or as a "housekeeping" matter; or (ii) making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

A copy of the Historical Plan will be available for review at the office of Vizsla Silver, located at 595 Burrard Street, Suite 1723, Vancouver, BC V7X 1J1, during normal business hours up to and including the date of the Meeting.

In the event that Shareholders do not approve the new Omnibus Plan, the Historical Plan, as previously approved by Shareholders, will remain in effect in accordance with the above terms.

As of April 30, 2025, there were 298,374,460 Shares issued and outstanding, an aggregate of 233,553 warrants outstanding, 18,539,000 stock options outstanding and an aggregate of 1,360,868 RSUs issued. There were 9,937,578 stock options, RSUs, PSUs or DSUs available to issue.

Long-Term Incentive Grants in Fiscal Year Ended April 30, 2025

The following table outlines each of the equity incentive grants made to NEOs between May 1, 2024 and April 30, 2025. These grants were arrived at based on the overall performance of the Company, the individual's performance, the increase of the market capitalization, the success of the drilling programs, the significant achievements in advancing and expanding the Panuco-Copala Project through the acquisition of La Garra claims as well as the spin out of Vizsla Royalties Corp.

Named Executive Officer	Stock Options (Options)			Restricted Share Units (RSU's)
	Date of Grant	Number of Options Granted	Exercise Price	Date of Grant	Number of RSUs Granted	Price of RSUs
Michael Konnert	12-Jun-2024[1]	1,200,000	$2.24	12-Jun-2024[2]	100,000	$2.34
Mahesh Liyanage	12-Jun-2024[1]	600,000	$2.24	12-Jun-2024[2]	60,000	$2.34
Simon Cmrlec	12-Jun-2024[1]	1,100,000	$2.24	12-Jun-2024[2]	90,000	$2.34
Michael Pettingell	12-Jun-2024[1]	300,000	$2.24	12-Jun-2024[2]	55,000	$2.34
Jesus Velador	12-Jun-2024[1]	300,000	$2.24	12-Jun-2024[2]	55,000	$2.34

1 These options will expire June 12, 2029, and vest over 24 months.

2 These rsus will expire June 12, 2027 and vest over 36 months.

The Board has adopted a Disclosure & Insider Trading Policy which includes the prohibition of hedging and derivative trading for members of the Board and senior management of the Company. During 2025, no NEO or Director, directly or indirectly, purchased any financial instruments or employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

The Compensation Committee considered the implications of the risks associated with the Company's compensation policies and practices and concluded that, given the nature of the Company's business and the role of the Compensation Committee in overseeing the Company's executive compensation practices, the compensation policies and practices do not serve to encourage any Named Executive Officer to take inappropriate or excessive risks, and no risks were identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Employee Pension, Benefits and Perquisites

Employees of the Corporation, including Named Executives, are entitled to participate in a corporate benefits program, including medical, dental, disability and life insurance in line with organizations of a similar size. The Company does not believe that perquisites and benefits should represent a significant portion of the compensation package for Named Executive Officers.

The Company does not have any pension, retirement, defined benefit, defined contribution, or deferred compensation plans that provides for payments or benefits to its Directors and NEOs in connection with retirement and none are proposed at this time.

Performance Graph

The following graph compares the Company's cumulative total Shareholder return ("TSR") over the five most recently completed financial years ending April 30, 2025. It portrays the six-year growth of $100 invested in the common shares of Vizsla from October 4, 2018, to April 30, 2025, compared to $100 invested in the S&P/TSX Composite Total Return Index, and S&P/TSX Global Mining Index for the same period.

Date	TSR	S&P/TSX Global Mining Index	S&P/TSX Composite Total Return Index	TSX Venture Composite Index
Oct-2018	100	100	100	100
Apr-2019	93	111	106	87
Oct-2019	260	114	107	77
Apr-2020	280	122	97	67
Oct-2020	927	140	104	97
Apr-2021	1,247	161	130	136
Oct-2021	1,727	146	144	135
Apr-2022	1,373	174	144	116
Oct-2022	1,047	137	137	85
Apr-2023	1,300	171	148	87
Oct-2023	953	155	138	73
Apr-2024	1,187	177	161	82
Oct-2024	1,887	193	182	86
Apr-2025	1,933	193	190	93

The Company's executive compensation is based on several factors including, but not limited to, the demand for and supply of skilled professionals in the resource industry generally, individual performance, the Company's performance, and other factors. The trading price of the common shares on the TSX and the NYSE is subject to fluctuation based on several factors, many of which are beyond the control of the Company and its Executives. These include, among other things, market perception of the Company's ability to achieve planned growth or results, trading volume in the Company's common shares, and changes in general conditions in the economy and financial markets. That being said, a significant portion of the NEO's total compensation has been tied to equity-based awards through stock options which are considered at-risk and long-term performance-based. It also means that the compensation realized by NEOs is greatly tied to the performance of Vizsla Silver shares for Company shareholders.

Summary Compensation Table for NEOs

The following table is a summary of compensation paid to the Named Executive Officers in respect of the Company's financial years ended April 30, 2025, 2024 and 2023.

Named Executive Officer	Year	Salary, consulting fee, retainer, or commission ($)	Bonus [2] ($)	Share based awards [3] ($)	Pension value ($)	Option based awards [1] ($)	Value of all other compensation ($)	Total compensation ($)
Michael Konnert	2025	435,000	600,000	180,105	-	1,632,536	-	2,847,641
	2024	375,000	412,500	127,735	-	1,160,668	-	2,075,903
	2023	350,000	300,000	33,650	-	610,650	-	1,294,300
Mahesh Liyanage	2025	266,667	240,075	89,971	-	793,155	-	1,389,868
	2024	220,000	179,025	37,469	-	489,403	-	925,897
	2023	219,996	150,000	9,871	-	396,923	-	776,789
Simon Cmrlec	2025	401,667	540,000	457,552	-	1,272,522	-	2,671,741
	2024	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Michael Pettingell	2025	237,500	201,960	94,368	-	444,021	-	977,849
	2024	240,000	161,672	438,951	-	60,096	-	1,000,282
	2023	191,250	150,000	15,831	-	470,213	-	827,294
Jesus Velador	2025	248,333	118,300	107,768	-	419,427	-	893,828
	2024	227,500	103,080	371,330	-	89,111	-	791,021
	2023	283,441	75,000	23,475	-	445,823	-	844,738

1 Option-based awards are valued using the Black-Scholes option pricing model, which is in accordance with IFRS, for consistency with the accounting valuation. For option-based awards, the fair value of the awards at the grant date reflects the number of options awarded multiplied by the accounting fair value price.

The Black-Scholes value is calculated as part of a requirement by IFRS to fair value the options at the time of the grant.  It is not the determining factor when granting stock options.  The stock options are granted based on the performance and retention of key individuals.

	2025	2024	2023
Exercise price	$2.24	$1.36 to $1.74	$1.60 to $1.74
Risk free rate	3.41%	3.29% to 3.99%	2.89% to 3.31%
Volatility estimate	75%	63% to 96.24%	101.32%
Expected life	5 years	2 to 5 years	5 years
Dividend rate	-	-	-
Per option value	$1.49	$0.54 to $1.43	$1.22 to $1.47

2 For Non-Equity incentive plans described, the Company only provided Annual incentive plans in the form of cash bonuses.  The Company did not have any Long-term non-equity compensation.

3 Share Based Awards displays the fair value, recognized on April 30, 2025, of the RSUs that were awarded in February 2023, April 2024 and June 2024.

Outstanding Share-Based Awards and Option-Based Awards

The following table displays all awards outstanding for each NEO at the end of April 30, 2025.

Named Executive officer	Option-Based Awards				Share-Based Awards
	# of securities underlying unexercised options	Option exercise price	Option expiry date	Value of unexercised in- the-money options [1]	# of shares or units that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Michael Konnert	350,000 - 323,000 1,000,000 500,000 500,000 1,000,000 1,200,000	$2.05 - $1.43 $2.20 $2.23 $1.59 $1.59 $2.24	6-Aug-2025 10-Feb-2026 17-Feb-2026 22-Jun-2026 24-Sep-2026 10-Feb-2028 19-May-2028 12-Jun-2029	$297,500 - $474,810 $700,000 $335,000 $655,000 $1,310,000 $792,000	- 53,041 - - - - - -	- $84,866[2] - - - - - -	- - - - - - -
Mahesh Liyanage	100,000 - 200,000 225,000 240,000 325,000 350,000 600,000	$1.39 - $1.43 $2.20 $2.23 $1.59 $1.59 $2.24	1-Dec-2025 10-Feb-2026 17-Feb-2026 22-Jun-2026 24-Sep-2026 10-Feb-2028 19-May-2028 12-Jun-2029	$151,000 - $294,000 $157,500 $160,800 $425,750 $458,500 $396,000	- 15,559 - - - - - -	- $24,894[2] - - - - - -	- - - - - - - -

Named Executive officer	Option-Based Awards				Share-Based Awards
	# of securities underlying unexercised options	Option exercise price	Option expiry date	Value of unexercised in- the-money options [1]	# of shares or units that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Simon Cmrlec	100,000 - 125,000 200,000 100,000 - 175,000 1,100,000	$2.05 - $1.43 $2.20 $2.23 - $1.59 $2.24	27-Aug-2025 10-Feb-2026 17-Feb-2026 22-Jun-2026 24-Sep-2026 01-Apr-2027 19-May-2028 12-Jun-2029	$85,000 - $183,750 $140,000 $67,000 - $229,250 $290,400	- 10,103 - - - 212,000 - -	- $16,165[2] - - - $375,240[3] - -	- - - - - - - -
Michael Pettingell	- 50,000 290,000 300,000	- $1.72 $1.59 $2.24	10-Feb-2026 02-Jun-2027 19-May-2028 12-Jun-2029	- $59,000 $379,900 $198,000	24,954 - - -	$39,926[2] - - -	- - - -
Jesus Velador	- 200,000 25,000 140,000 300,000	- $1.72 $1.59 $1.59 $2.24	- 02-Jun-2027 10-Feb-2028 19-May-2028 12-Jun-2029	- $236,000 $32,750 $183,400 $198,000	37,003 - - - -	$59,205[2] - - - -	$59,205[2] - - - -

1 Represents the difference between the market value of the Common Shares underlying the options on April 30, 2025 (based on $2.90 closing price of the Common Shares on the TSX on that date).

2 The Share-based Awards displays the value of the RSU's that were awarded in February 2023 priced at $1.60.

3 The Share-based Awards displays the value of the RSU's that were awarded in April 2024 priced at $1.77.

Value Vested or Earned During the Year Ended April 30, 2025

Named Executive Officer	Option-Based Awards - Value vested during the year[1]	Share-Based Awards - Value vested during the year	Non-Equity Incentive Plan Compensation - Value earned during the year
Michael Konnert	$677,200	$162,824	-
Mahesh Liyanage	$324,500	$70,864	-
Simon Cmrlec	$153,050	$272,085	-
Michael Pettingell	$130,460	$82,595	-
Jesus Velador	$85,800	$102,468	-

1 Represents the dollar value, by which the value of Common Shares exceeded the exercise price on the day the options vested, that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX less the exercise price of the options.

During the year ended April 30, 2025, 2,240,000 options were exercised by NEOs with weighted average exercise price of $1.12 for proceeds of $2,495,750, and no options were canceled.

Termination and Change of Control Benefits

In the event that any NEO is terminated for cause, they are not entitled to any additional payments.

In the event that any NEO is terminated by Vizsla without cause, the executive resigns with Good Cause, or if the Executive's employment is terminated following a Change of Control, the Executive may be eligible for certain entitlements as described below.

On termination without cause, resignation for Good Cause, or following a Change of Control, each NEO shall be paid severance consisting of a specified number of months of:

  current salary

  continuation of health benefits, and

  highest monthly short term incentive amount from the three preceding years;

The NEO shall also be entitled to receive the highest monthly short-term incentive amount received in the three preceding years, prorated for months worked during the year up to the termination date.

In the event of a Change of Control, Options that are outstanding at the time of the occurrence of such event shall become immediately vested and fully exercisable. In the case of equity issued through RSUs, all RSUs at the time of termination following a Change of Control shall become vested RSUs and each participant shall be entitled to payouts in accordance with the terms of the Omnibus Plan.

For clarity:

  "Good Cause" means the resignation, other than on a purely voluntary basis, as a result of the occurrence of one or more of the following events without the NEO's consent: constructive dismissal, a significant reduction of compensation, title, or role, relocation of more than 100 kilometers, or a material reduction in the NEO's responsibilities.

  "Change of Control" means a) the acquisition of 50% of Vizsla's common shares by a person or a group of persons acting jointly or in concert, b) the removal, or failure to elect 50% or more of the members of the Board who were nominated by the Company's Board at the nearest Annual General Meeting, or c) the sale of substantially all the assets of the Company.

Named Executive Officer	Without Cause or For Good Cause	Following a Change of Control
Michael Konnert	12 months	24 months
Mahesh Liyanage	12 months	24 months
Simon Cmrlec	12 months	24 months
Michael Pettingell	3 months	12 months
Jesus Velador	1 month	-

The table below summarizes the estimated incremental payments related to termination scenarios under each Senior Executive Agreement assuming the events occurred on April 30, 2025.

Named Executive Officer	Type of Termination	Base Salary ($)	Performance Bonus ($) [1]	Other ($)	Total ($)
Michael Konnert	Without Cause or for Good Cause	505,000	600,000	-	1,105,000
	Following a Change of Control	1,010,000	1,200,000	-	2,210,000
Mahesh Liyanage	Without Cause or for Good Cause	360,000	240,075	-	600,075
	Following a Change of Control	720,000	480,150	-	1,200,150
Simon Cmrlec	Without Cause or for Good Cause	455,000	540,000	-	995,000
	Following a Change of Control	910,000	1,080,000	-	1,990,000
Michael Pettingell	Without Cause or for Good Cause	59,375	50,490	-	109,865
	Following a Change of Control	237,500	201,960	-	439,460
Jesus Velador	Without Cause or for Good Cause	20,964	9,858	-	30,553
	Following a Change of Control	-	-	-	-

1 NEOs are entitled to receive a short-term incentive amount, prorated for months worked during the year up to the termination date.  As this amount would vary depending on the time of year that the termination of employment was to occur, an estimate of that amount it is not included in the above figure.

Director Compensation

Cash Retainers

Outlined in the table below is a summary of the cash retainers approved by the Board for 2023 and 2024. Considering the results of benchmarking analysis by GGA, the Board approved adjustments for 2023 to position director compensation more competitively within the peer group and reflect the evolution of Vizsla as a company which has increased the roles and responsibilities of Board members. Cash retainers are payable in cash on a quarterly basis.

Director Compensation	2025		2024
	Chair Annual Retainer	Member Annual Retainer	Chair Annual Retainer	Member Annual Retainer
Board of Directors	$100,000	$50,000	$100,000	$50,000
Audit and Risk Committee	$15,000	$5,000	-	-
Compensation Committee	$10,000	$3,000	-	-
Technical Committee	$9,000	$3,000	-	-
Corporate Governance & Nominating	$9,000	$3,000	-	-

Equity Compensation

The Non-Executive Directors of the Company are primarily compensated by way of stock options, RSUs and directors' fees.

The following table outlines the value of equity compensation granted to Non-Executive Directors in the form of stock options during the Fiscal Year Ended April 30, 2025.

Director	Date of Grant	Number of Options Granted	Exercise Price
Craig Parry	12-Jun-2024[1]	350,000	$2.34
Harry Pokrandt	12-Jun-2024[1]	225,000	$2.34
David Cobbold	12-Jun-2024[1]	325,000	$2.34
Eduardo Luna	12-Jun-2024[1]	225,000	$2.34
Suki Gill	12-Jun-2024[1]	225,000	$2.34

1 These options expire on June 12, 2029, and vest over 24 months.

No RSUs were granted to Non-Executive Directors during the Fiscal Year Ended April 30, 2025.

Summary Compensation Table for Directors

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are Named Executive Officers) for the period ended April 30, 2025. For directors who are Named Executive Officers, see "Summary Compensation Table for NEOs" above.

Name	Year	Salary, consulting fee, retainer, or commission ($)	Bonus [7] ($)	Committee or meeting fees ($)	Pension value ($)	Option based awards[6] ($)	Share based awards[8] ($)	Value of all other compensation ($)	Total compensation ($)
Craig Parry[1]	2025	-	-	156,000	-	436,677	16,857	-	609,534
Harry Pokrandt[2]	2025	-	-	61,000	-	277,252	11,236	-	349,488
David Cobbold[3]	2025	-	-	74,000	-	399,837	11,238	-	485,075
Eduardo Luna[4]	2025	-	-	59,000	-	332,341	-	-	391,341
Suki Gill[5]	2025	-	-	66,250	-	252,406	-	-	318,656

1 Craig Parry has been the Chairman since December 18, 2018.

2 Harry Pokrandt has been an independent director since November 23, 2021.

3 David Cobbold has been an independent director since December 8, 2022.

4 Eduardo Luna has been an independent director since November 15, 2023.

5 Suki Gill has been an independent director since April 12, 2024.

6 Option-based awards are valued using the Black-Scholes option pricing model, which is in accordance with IFRS, for consistency with the accounting valuation. For option-based awards, the fair value of the awards at the grant date reflects the number of options awarded multiplied by the accounting fair value price.

2025
Exercise price	$2.24
Risk free rate	3.41%
Volatility estimate	75%
Expected life	5 years
Dividend rate	-
Per option value	$1.49

7 For Non-Equity incentive plans described, the Company only provided Annual incentive plans in the form of cash bonuses.  The Company did not have any Long-term non-equity compensation.

8 Share Based Awards displays the fair value, recognized at April 30, 2025, of the RSUs that were awarded in February 2023 and June 2024.

Outstanding Share-Based Awards and Option-Based Awards

The following table displays all awards outstanding for each Director at the end of April 30, 2025.

Name	Option-Based Awards				Share-Based Awards
	# of securities underlying unexercised options	Option exercise price	Option expiry date	Value of unexercised in-the-money options [1]	# of shares or units that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Craig Parry	325,000 160,000 240,000 200,000 600,000 240,000 350,000	$0.14 $0.75 $2.05 $1.43 $2.22 $2.23 $2.24	26-Feb-2029 29-Jun-2025 06-Aug-2025 17-Feb-2026 22-Jun-2026 24-Sep-2026 12-Jun-2029	$897,000 $344,000 $204,000 $294,000 $408,000 $160,800 $231,000	15,152	$25,001	-
Suki Gill	225,000	$2.24	12-Jun-2029	$148,500	-	-	-
Harry Pokrandt	200,000 50,000 110,000 225,000	$2.43 $1.72 $1.60 $2.24	01-Feb-2027 02-Jun-2027 19-May-2028 12-Jun-2029	$94,000 $59,000 $143,000 $148,500	10,101	$16,162	-
David Cobbold	100,000 100,000 325,000	$1.59 $1.59 $2.24	10-Feb-2028 19-May-2028 12-Jun-2029	$131,000 $131,000 $214,500	10,101	$16,162	-
Eduardo Luna	200,000 225,000	$1.35 $2.24	15-Nov-2028 12-Jun-2029	$310,000 $148,500	-	-	-

1 Represents the difference between the market value of the Common Shares underlying the options on April 30, 2025 (based on $2.90 closing price of the Common Shares on the TSX on that date).
2 The Share-based Awards displays the value of the RSU's that were awarded in February 2023 priced at $1.60.

Value Vested or Earned During the Year Ended April 30, 2025

Name	Option-Based Awards - Value vested during the year [1] $	Share-Based Awards - Value vested during the year $	Non-Equity Incentive Plan Compensation - Value earned during the year $
Craig Parry	96,900	24,998	-
Suki Gill	19,350	-	-
Harry Pokrandt	63,890	16,665	-
David Cobbold	109,350	16,665	-
Eduardo Luna	94,150	-	-

1 Represents the dollar value, by which the value of Common Shares exceeded the exercise price on the day the options vested, that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX Venture Exchange less the exercise price of the options.

During the year ended April 30, 2025, 725,000 options were exercised by Directors with weighted average exercise price of $0.50 for proceeds of $363,750, and no options were canceled.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company's equity compensation plans under which Common Shares are authorized for issuance as at April 30, 2025, at which time there were 298,374,460 Common Shares issued and outstanding.

Equity Incentive Compensation Plan Categories	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (#)
Stock Options, RSUs, DSUs and PSUs [1,2] (approved by shareholders)	19,899,868	$1.92	9,937,578
Equity compensation plans not approved by securityholders [3]	-	-	-
Total	19,899,868	$1.92	9,937,578

1 The Issued pursuant to the Historical Plan.
2 The Company is authorized to issue stock options, rsus, dsus and/or psus up to 10% of the issued and outstanding Common Shares.
3There have been no issuances pursuant to the Omnibus Plan.

ANNUAL BURN RATE

The following table sets out the annual burn rate of the Company's security-based compensation arrangements under which common shares are issuable, being the number of securities granted annually under the Omnibus Plan expressed as a percentage of the weighted average number of common shares outstanding.

Burn Rate
	2025	2024	2023
Number of Awards	6,825,000	4,818,000	3,853,572
Weighted average number of Common Shares outstanding	267,326,705	212,050,953	172,201,698
Burn Rate	3%	2%	2%

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular and at all times since, no executive officer, director, employee or former executive officer, director or employee of Vizsla Silver or any of its subsidiaries is or has been indebted to Vizsla Silver, or any of its subsidiaries, nor are or have any of these individuals been indebted to another entity, which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Vizsla Silver, or its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of Vizsla Silver or any proposed nominee of management of Vizsla Silver for election as a director of Vizsla Silver, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company's last financial year in matters to be acted upon at the Meeting, other than the election of directors, the appointment of auditors, the article alteration and the adoption of the new equity compensation plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of Vizsla Silver, proposed nominee for election as a director of Vizsla Silver, persons beneficially owning, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of Vizsla Silver nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which has or will materially affect Vizsla Silver, as disclosed in the Company's audited financial statements and Management's Discussion & Analysis for the last financial year.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of Vizsla Silver that are to any substantial degree performed by a person or company other than the directors or NEOs of Vizsla Silver.

ADDITIONAL INFORMATION

Additional information relating to Vizsla Silver including audited comparative financial statements and Management's Discussion and Analysis for the year ended April 30, 2025 is available on SEDAR+ and upon request from Vizsla Silver at Suite 1723, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, telephone no.: 1-604-364-2215 or email: info@vizslasilver.ca. Copies of documents referred to above will be provided, upon request, free of charge to security holders of Vizsla Silver. Vizsla Silver may require the payment of a reasonable charge from any person or company who is not a security holder of Vizsla Silver, who requests a copy of any such document.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

APPROVAL OF BOARD

The contents and the sending of this Information Circular have been approved by the Board.

DATED at Vancouver, British Columbia, on August 18, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

"Michael Konnert"

Michael Konnert

President, Chief Executive Officer, and Director

APPENDIX A

Incorporation Number: BC1135404

ARTICLES

OF VIZSLA SILVER CORP.

1. INTERPRETATION

1.1 Definitions

In these Articles, unless the context otherwise requires:

(1) "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2) "Business Corporations Act" means the Business Corporations Act (British Columbia) as amended from time to time and includes all regulations as amended from time to time made pursuant to that Act;

(3) "legal personal representative" means the personal or other legal representative of the shareholder;

(4) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(5) "seal" means the seal of the Company, if any.

1.2 Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2. SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.  The directors may, by resolution, provide that; (a) the shares of any or all of the classes and series of the Company's shares must be uncertificated shares; or (b) any specified shares must be uncertificated shares.  Within reasonable time after the issue or transfer of a share that is an uncertificated share, the Company must send to the shareholder a written notice in accordance with the Business Corporations Act.

2.3 Shareholder Entitled to Certificate or Acknowledgment

Unless the shares of which the shareholder is registered owner are uncertificated shares, each shareholder is entitled, on request and at the shareholder's option, to receive, without charge, (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1) order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1) proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2) any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. ISSUE OF SHARES

3.1 Directors Authorized

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

(a) past services performed for the Company;

(b) property;

(c) money; and

(2) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. SHARE REGISTERS

4.1 Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 Closing Register

The Company must not at any time close its central securities register.

5. SHARE TRANSFERS

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1) a duly signed instrument of transfer in respect of the share has been received by the Company;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6. TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

7. PURCHASE OF SHARES

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

7.3 Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;

(2) must not pay a dividend in respect of the share; and

(3) must not make any other distribution in respect of the share.

8. BORROWING POWERS

The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9. ALTERATIONS

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may by resolution of the directors:

(1) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4) if the Company is authorized to issue shares of a class of shares with par value:

(a) decrease the par value of those shares; or

(b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6) alter the identifying name of any of its shares; or

(7) otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2 Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may by special resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3 Change of Name

The Company may by consent resolution of the directors or by special resolution authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.4 Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10. MEETINGS OF SHAREHOLDERS

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4 Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

10.5 Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders.  The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

If no record date is set, the record date is 5:00 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6 Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5:00 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1) state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10.9 Location of Annual General Meeting

The Company may by resolution of the directors choose a location outside of British Columbia for the purpose of the meeting.

11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

(a) business relating to the conduct of or voting at the meeting;

(b) consideration of any financial statements of the Company presented to the meeting;

(c) consideration of any reports of the directors or auditor;

(d) the setting or changing of the number of directors;

(e) the election or appointment of directors;

(f) the appointment of an auditor;

(g) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(h) any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two shareholders entitled to vote at the meeting whether in person or by proxy who hold, in the aggregate, at least 5% of the issued shares entitled to be voted at the meeting.

11.4 One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1) the quorum is one person who is, or who represents by proxy, that shareholder, and

(2) that shareholder, present in person or by proxy, may constitute the meeting.

11.5 Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any; or

(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13 Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17 Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1) the poll must be taken:

(a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b) in the manner, at the time and at the place that the chair of the meeting directs;

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3) the demand for the poll may be withdrawn by the person who demanded it.

11.18 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21 Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2) if a representative is appointed under this Article 12.5:

(a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.7 to 12.14 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commission or similar authorities appointed under that legislation.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders who need not be shareholders to act in the place of an absent proxy holder.

12.9 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.10 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) by the chair of the meeting, before the vote is taken.

12.11 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]

(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): _____________________

Signed [month, day, year]

________________________________________________
[Signature of shareholder]

________________________________________________
[Name of shareholder - printed]

12.12 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) provided, at the meeting, to the chair of the meeting.

12.13 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.14 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13. DIRECTORS

13.1 First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1) subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors;

(2) if the Company is a public company, the greater of three and the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b) the number of directors set under Article 14.4;

(3) if the Company is not a public company, the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b) the number of directors set under Article 14.4.

13.2 Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14. ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3) with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3) the date on which his or her successor is elected or appointed; and

(4) the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors but, if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purposes of appointing directors up to that number, summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors, or, subject to the Business Corporations Act, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4) the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15. RESERVED.

16. POWERS AND DUTIES OF DIRECTORS

16.1 Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

16.3 Remuneration of the auditor

The directors may set the remuneration of the auditor without the prior approval of the shareholders.

17. DISCLOSURE OF INTEREST OF DIRECTORS

17.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7 Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18. PROCEEDINGS OF DIRECTORS

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1) the chair of the board, if any;

(2) in the absence of the chair of the board, the president, if any, if the president is a director; or

(3) any other director chosen by the directors if:

(a) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this
Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 24.1 or orally or by telephone.

18.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2) the director, as the case may be, has waived notice of the meeting.

18.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

18.9 Waiver of Notice of Meetings

Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director \.

18.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11 Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1) in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2) in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who are entitled to vote on the resolution consents to it in writing.

A consent in writing under this Article may be by signed document, fax, email or any other method of transmitting legibly recorded messages.  A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing.  A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. EXECUTIVE AND OTHER COMMITTEES

19.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1) the power to fill vacancies in the board of directors;

(2) the power to remove a director;

(3) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

(a) the power to fill vacancies in the board of directors;

(b) the power to remove a director;

(c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3 Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and

(2) report every act or thing done in exercise of those powers at such times as the directors may require.

19.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3) fill vacancies in the committee.

19.5 Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their members to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20. OFFICERS

20.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1) determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21. INDEMNIFICATION

21.1 Definitions

In this Article 21:

(1) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or former director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director of the Company:

(a) is or may be joined as a party; or

(b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)  "expenses" has the meaning set out in the Business Corporations Act.

21.2 Mandatory Indemnification of Directors and Former Directors

Subject to the Business Corporations Act, the Company must indemnify a director or former director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3 Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.4 Non-Compliance with Business Corporations Act

The failure of a director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, officer, employee or agent of the Company;

(2) is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3) at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4) at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

22. DIVIDENDS

22.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5:00 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1) set the value for distribution of specific assets;

(2) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

22.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23. DOCUMENTS, RECORDS AND REPORTS

23.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24. NOTICES

24.1 Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mail addressed to the person at the applicable address for that person as follows:

(a) for a record mailed to a shareholder, the shareholder's registered address;

(b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

(a) for a record delivered to a shareholder, the shareholder's registered address;

(b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5) physical delivery to the intended recipient.

24.2 Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record, addressed to them:

(a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25. SEAL

25.1 Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1) any two directors;

(2) any officer, together with any director;

(3) if the Company only has one director, that director; or

(4) any one or more directors or officers or persons as may be determined by the directors.

25.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26. PROHIBITIONS

26.1 Definitions

In this Article 26:

(1) "designated security" means:

(a) a voting security of the Company;

(b) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c) a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2) "security" has the meaning assigned in the Securities Act (British Columbia);

(3) "voting security" means a security of the Company that:

(a) is not a debt security, and

(b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2 Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3 Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

APPENDIX B

VIZSLA SILVER CORP.

OMNIBUS EQUITY INCENTIVE PLAN

(the "Plan")

1. Purpose

The purpose of the Plan is to: (i) develop the interest of Service Providers in the growth and development of the Company through the issuance of Awards to Participants in accordance with the terms of this Plan; (ii) attract and retain valuable Service Providers to the Company with a competitive compensation mechanism; and (iii) align the interests of the Service Providers with those of Shareholders  by devising a compensation mechanism which encourages the prudent maximization of value creation for Shareholders and long-term growth. The Plan seeks to achieve these purposes by providing for awards in the form of Options, Restricted Share Units, Performance Share Units, Deferred Share Units and Dividend-Equivalent Rights.

2. Definitions

As used in the Plan, the following terms, when capitalized, will have the meanings set out below:

"Account" means a Restricted Share Unit Account, Performance Share Unit Account or Deferred Share Unit Account, as applicable.

"Affiliate" means any Person that, directly or through one or more intermediaries, controls or is controlled by the Company, including any Person in which the Company owns a significant equity interest, as determined by the Board, provided that an "Affiliate" shall include only those Persons which are "related" to the Company (within the meaning of the Tax Act).

"Applicable Withholding Taxes" has the meaning ascribed thereto in Section 9(m)(ii).

"Award" means any Option, Restricted Share Unit, Performance Share Unit, Deferred Share Unit or Dividend-Equivalent Right granted under or pursuant to the Plan. For further clarity, any Option, Restricted Share Unit, Performance Share Unit, Deferred Share Unit or Dividend-Equivalent Right granted under another plan remains subject to the terms and conditions of that other plan and is not impacted by the adoption of this Plan.

"Award Agreement" means any written agreement, contract or other instrument or document, including acknowledgement provided electronically, evidencing any Award granted under the Plan.

"Beneficiary" means any person designated by a Participant (a "Designation") to receive any amount, securities or property payable under the Plan in the event of a Participant's death or, failing any such effective designation, the Participant's estate, provided that a "Beneficiary" in respect of Deferred Share Units granted to a Participant under the Plan shall be limited to an individual who is a dependent or relation of the Participant or the legal representative of the Participant. A Designation must be by written instrument filed with the Company, in a form acceptable to the Company.  A new valid Designation will cancel any previous Designations.

"Blackout Expiry Date" has the meaning ascribed thereto in Section 6(a)(iv).

"Blackout Restriction Period" means the period during which no Options are permitted to be exercised and no Restricted Share Units, Performance Share Units and a Deferred Share Units are permitted to be redeemed due to trading restrictions imposed by the Company in accordance with its trading policies affecting trades by Service Providers in the Company's securities.

"Board" means the board of directors of the Company as constituted from time to time and, for the purposes of matters relating to the administration of the Plan, shall be deemed to include any committee of the Board to which such administration has been delegated by the Board.

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"Cash Equivalent" means in the case of Restricted Share Units, Performance Share Units or Deferred Share Units, as applicable, the amount of money equal to the Fair Market Value multiplied by the number of Vested Restricted Share Units, Vested Performance Share Units or Vested Deferred Share Units, as applicable, net of any applicable taxes in accordance with Section 9(m), on the Restricted Share Unit Redemption Date, the Performance Share Unit Redemption Date or the Deferred Share Unit Redemption Notice, as applicable; and

"Change of Control" means:

(a) the acceptance by the Shareholders, representing in the aggregate more than 50% of all issued and outstanding Shares, of any offer, whether by way of a takeover bid or otherwise, for any or all of the Shares;

(a) the acquisition hereafter, by whatever means (including, without limitation, by way of an arrangement, merger or amalgamation), by a Person (or two or more acting jointly or in concert), directly or indirectly, of the beneficial ownership of Shares or rights to acquire Shares, together with such Person's then owned Shares and rights to acquire Shares, if any, representing more than 50% in aggregate of all issued and outstanding Shares (except where such acquisition is part of a bona fide reorganization of the Company in circumstances where the affairs of the Company are continued, directly or indirectly, and where the shareholdings remain substantially the same following the reorganization as existed prior to the reorganization);

(b) the passing of a resolution by the Company or the Shareholders to substantially liquidate the assets or wind-up or significantly rearrange the affairs of the Company in one or more transactions or series of transactions (including by way of an arrangement, merger or amalgamation) or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such resolution relates to a liquidation, winding-up or re-arrangement as part of a bona fide reorganization of the Company in circumstances where the affairs of the Company are continued, directly or indirectly, and where the shareholdings remain substantially the same following the reorganization as existed prior to the reorganization);

(c) the sale by the Company of all or substantially all of its assets (other than to an affiliate of the Company in circumstances where the affairs of the Company is continued, directly or indirectly, and where the shareholdings of the Company remain substantially the same following the sale as existed prior to the sale);

(d) Persons who were proposed as nominees (but not including nominees under a shareholder proposal) to become directors of the Company immediately prior to a meeting of the Shareholders involving a contest for, or an item of business relating to, the election of directors of the Company, do not constitute at least a majority of the directors of the Company following such election; or

(e) any other event which in the opinion of the Board reasonably constitutes a change of control of the Company.

"Company" means Vizsla Silver Corp., and includes any corporate successor thereto.

"Deferred Share Unit" means a unit credited by means of a bookkeeping entry on the books of the Company to a Participant's Deferred Share Unit Account pursuant to Section 6(d) or as a Dividend-Equivalent Right pursuant to Section 6(e), representing the right to receive one fully paid Share on the date of redemption, in the manner, and subject to the terms contained herein.

"Deferred Share Unit Account" has the meaning set out in Section 6(d)(ii).

"Deferred Share Unit Redemption Date" has the meaning set out in Section 6(d)(iv).

"Dividend-Equivalent Right" means a dividend-equivalent right granted pursuant to Section 6(e).

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"Dividend Payment Date" has the meaning set out in Section 6(e)(i).

"Dividend Record Date" has the meaning set out in Section 6(e)(i).

"Employee" means an employee, within the meaning of the Tax Act, of the Company or an Affiliate.

"Employer" means: (1) with respect to a Participant that is an employee or officer, the entity that employs the Participant or that employed the Participant immediately prior to the termination of his employment; (2) with respect to a Participant who is a director, the entity on whose board the Participant serves or served at the time an Award was granted to the Participant; and (3) with respect to a Participant who is not an Employee, the entity to whom the Participant provides or provided services as an independent contractor; which entity may be in any case, the Company or any of its Affiliates.

"Exercise Period" has the meaning set out in Section 6(a)(iii).

"Exercise Price" has the meaning set out in Section 6(a)(ii).

"Expiry Date" has the meaning set out in Section 6(a)(iii).

"Fair Market Value" means: (1) with respect to any property other than the Shares, Restricted Share Units, Performance Share Units or Deferred Share Units, the fair market value of that property determined by those methods or procedures as may be established from time to time by the Company, acting reasonably; and (2) with respect to any Shares, Restricted Share Units, Performance Share Units or Deferred Share Units, the volume weighted average trading price for such Shares or the number of Shares underlying such Restricted Share Units, Performance Share Units or Deferred Share Units, as applicable, on the Principal Market for the five days preceding the date of reference on which the Shares traded. If the Shares did not trade, then the Fair Market Value with respect to the Shares, Restricted Share Units, Performance Share Units or Deferred Share Units will be determined by the Board, acting reasonably, using any other appropriate method selected by the Board; and (3) with respect to any Options, including Performance Options, surrendered upon a Change of Control in accordance with Section 4(d), the Fair Market Value of the Shares less the exercise price of the Options.

"insider" means a "reporting insider" of the Company as defined in National Instrument 55-104 - Insider Reporting Requirements and Exemptions and the Toronto Stock Exchange Company Manual in respect of the rules governing security-based compensation arrangements, as amended from time to time.

"Option" means an option to acquire a Share granted pursuant to Section 6(a).

"Participant" means any individual Service Provider granted an Award under the Plan or whose Award is stated to be governed by the Plan.

"Participant Compensation" has the meaning set out in Section 6(d)(vi).

"Performance Criteria" means, in respect of a Performance Option or Performance Share Unit, as applicable, that performance criteria determined by the Board as set forth in an Award Agreement provided that such performance criteria shall relate to the performance of the Company and/or any of its Affiliates.

"Performance Option" means any Option that is granted to a Participant and is designated as a Performance Option pursuant to Section 6(a)(v).

"Performance Share Unit" means a unit credited by means of a bookkeeping entry on the books of the Company to a Participant pursuant to Section 6(c) or as a Dividend-Equivalent Right pursuant to Section 6(e), representing the right to receive one fully paid Share on the date of redemption, in the manner and subject to the terms contained herein.

"Performance Share Unit Account" has the meaning set out in Section 6(c)(ii).

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"Performance Share Unit Redemption Date" has the meaning set out in Section 6(c)(v).

"PSU Service Year" has the meaning set out in Section 6(c)(iii).

"Person" means any individual or entity, including a corporation, partnership, association, joint-share corporation, trust, unincorporated organization, or government or political subdivision of a government.

"Plan" means this Vizsla Silver Corp. Omnibus Equity Incentive Plan, as may be amended from time to time.

"Principal Market" means the principal stock exchange, quotation system or other market on which the Shares are listed upon which has occurred the greatest trading volume of the Shares for the six months (or, to the extent the Shares have not been listed on a specific exchange for at least six months, the next longest period since the Shares were initially listed there) prior to the date of reference provided, however, that to the extent deemed necessary or appropriate, the Principal Market shall be as determined by the Board in accordance with applicable law, rules and regulations.

"Redemption Date" means, in respect of a Deferred Share Unit, the Deferred Share Unit Redemption Date, in respect of a Performance Share Unit, the Performance Share Unit Redemption Date and in respect of a Restricted Share Unit, the Restricted Share Unit Redemption Date.

"Restricted Share Unit" means a unit credited by means of a bookkeeping entry on the books of the Company to a Participant pursuant to Section 6(b) or as a Dividend-Equivalent Right pursuant to Section 6(e), representing the right to receive one fully paid Share on the date of redemption, in the manner and subject to the terms contained herein.

"Restricted Share Unit Account" has the meaning set out in Section 6(b)(ii).

"Restricted Share Unit Redemption Date" has the meaning set out in Section 6(b)(v).

"RSU Service Year" has the meaning set out in Section 6(b)(iii).

"Service Providers" means the directors, officers, employees and consultants (as defined in National Instrument 45- 106 Section 2.22), (directly or indirectly through a corporation) of the Company and/or any Affiliate.

"Shareholders" means the holders of the Shares from time to time.

"Shares" means any or all, as applicable, of the common shares in the capital of the Company and any other shares of the Company as may become the subject of Awards, or become subject to Awards, pursuant to an adjustment made pursuant to Section 4(c), and any other shares of the Company or any Affiliate or any successor that may be so designated by the Board.

"Share Units" means Deferred Share Units, Performance Share Units and Restricted Share Units, including any Dividend-Equivalent Rights granted with respect to a Deferred Share Unit, Performance Share Unit and/or Restricted Share Unit.

"Tax Act" means the Income Tax Act (Canada) and the regulations thereto, as amended from time to time.

"Termination Date" means, in respect of a Participant, the date that the Participant ceases to be actively employed by, or ceases to provide services as an independent contractor to, the Company or any Affiliate for any reason, without regard to any statutory, contractual or common law notice period that may be required by law following the termination of the Participant's employment or independent contractor relationship with the Company or any Affiliate, and regardless of whether termination of the employment or independent contractor relationship is with or without cause or the provision of any notice, pay in lieu of notice, severance or termination pay that may be required by applicable law.  The Board will have sole discretion to determine whether a Participant has ceased active employment or ceased status as an independent contractor and the effective date on which the Participant ceased active employment or status of an independent contractor. A Participant will be deemed not to have ceased to be an employee of the Company or any of its Affiliate in the case of a transfer of his employment or independent contractor relationship between the Company and any Affiliate or a transfer of employment or independent contractor relationship between Affiliates.

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"Triggering Event" has the meaning set out in Section 6(d)(iii).

"U.S. Participant" means a Participant who is a citizen or resident of the United States (including its territories, possessions and all areas subject to the jurisdiction) and any other Participant's whose Options, Restricted Share Units, Performance Share Units, Deferred Share Units or Dividend-Equivalent Rights awarded under this Plan are subject to U.S. federal income tax.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rule and regulations promulgated thereunder from time to time.

"Vested Award" means an Award which has become vested in accordance with the provisions of the Plan and applicable Award Agreement or in respect of which the vesting date has been accelerated pursuant to Sections 4(e), 7, or 9(a).

"Vested Deferred Share Unit" means a Deferred Share Unit which has vested.

"Vested Option" means an Option which has vested.

"Vested Performance Share Unit" means a Performance Share Unit which has vested.

"Vested Restricted Share Unit" means a Restricted Share Unit which has vested.

3. Administration

(a) The Plan will be administered by the Board, or an independent committee of the Board which shall, from time to time, at its sole and absolute discretion: (i) interpret and administer the Plan and Award Agreements; (ii) establish, amend and rescind any rules and regulations relating to the Plan and Award Agreements; and (iii) make any other determinations that the Board deems necessary or desirable for the administration of the Plan and Award Agreements. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan and any Award Agreement in the manner and to the extent the Board deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Board with respect to the administration and interpretation of the Plan and any Award Agreement shall be final, conclusive and binding on all parties concerned.

(b) Notwithstanding any other provision of the Plan, Awards granted to U.S. Participants resident for tax purposes in the United States will  be governed by the additional terms and conditions set forth in Schedule "A" hereto.

(c) Subject to the terms of the Plan and applicable law, the Board may delegate to one or more officers or managers of the Company or any Affiliate, or to a committee of such officers or managers, the authority, subject to such terms and limitations as the Board will determine to grant, cancel, modify, waive rights with respect to, alter, discontinue, suspend, or terminate Awards.

4. Shares Available for Awards

(a) Shares Available.

(i) Maximum Number of Shares Available. The maximum number of Shares available for issuance pursuant to the exercise or redemption, as applicable, of Awards granted under the Plan, together with Shares issuable pursuant to all other security-based compensation arrangements of the Company shall not exceed 10% of the issued and outstanding Shares (calculated on non-diluted basis) from time to time (the "Reserve").

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(ii) Maximum Number of Shares Available for Awards of Share Units. Notwithstanding the generality of Section 4(a)(i), the maximum number of Shares available for issuance pursuant to the redemption of Share Units granted under the Plan shall not exceed 5% of the issued and outstanding Shares (calculated on non-diluted basis) from time to time (the "Share Unit Reserve").

(b) Maximum Shares Available for Specific Individuals and Groups.

(i) The maximum number of Shares available for issuance pursuant to the exercise or redemption, as applicable, of Awards granted under the Plan and awards granted under all of the Company's other security based compensation arrangements in any calendar year to any one Participant shall not exceed, in aggregate, 2.5% of the total issued and outstanding Shares (calculated on non-diluted basis), subject to the adjustments provided in Section 4(c).

(ii) The maximum number of Shares of the Company issuable to insiders at any time under the Plan and under all of the Company's other security-based compensation arrangements, shall not exceed 10% of the Company's total issued and outstanding securities, subject to the adjustments provided in Section 4(c).

(iii) The maximum number of Shares of the Company issued to insiders within any one year period under the Plan and all of the Company's other security based compensation arrangements, shall not exceed 10% of the Company's total issued and outstanding Shares, subject to the adjustments provided in Section 4(c).

(iv) The aggregate number of Shares issuable to directors of the Company who are not officers or employees of the Company under the Plan and all of the Company's other security based compensation arrangements shall be limited to 1.5% of the issued and outstanding Shares (calculated on non-diluted basis) provided that the value of all Awards and, unless prior Board approval is received, all other security based compensation arrangements of the Company issuable to any one director who is not an officer or employee of the Company within any one year period shall not exceed a grant value of $100,000 of Options and $150,000 in total equity. Directors of the Company who are not officers or employees of the Company shall not be eligible to be granted Restricted Share Units or Performance Share Units pursuant to the Plan.

(v) Notwithstanding Section 4(b)(iii) above, but subject to the other limitations set out in this section, upon joining the board, an initial one-time award of Shares to a new director of the Company who is not an officer or employee of the Company, up to a maximum value of $100,000, shall be permissible and shall not be subject to the limitations set out in Section 4(b)(iii) along with any awards made in lieu of cash fees as long as awards are made at an equivalent value to the cash fees for which the award is being exchanged. Disclosure and rationale related to the initial one-time award shall be clearly provided in the Company's public disclosure documents for the year during which the award occurred.

(c) Adjustments. In the event that the Board determines that any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, share split, share dividend, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transactions or events that affect the Shares (which affect is not adequately dealt with under Section 6(e)) such that an adjustment is determined by the Board to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan and any Awards granted under the Plan, then the Board will, in any manner as it may deem equitable, subject to, if applicable, approval of the Principal Market, adjust any or all of: (1) the number and kind of Shares or other securities which thereafter may be made the subject of Awards; (2) the number and kind of Shares or other securities subject to outstanding Awards;  and (3) the Fair Market Value or the grant or exercise price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; provided, however, that the number of Shares subject to any Award denominated in Shares will always be a whole number. Notwithstanding the foregoing, any adjustments made pursuant to this Section 4(c) shall be such that the "in-the-money" value of any Option granted hereunder shall not be increased and that all Options, Deferred Share Units, Restricted Share Units and Performance Share Units are continuously governed by section 7 of the Tax Act.

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(d) Change of Control. If a Change of Control occurs, and unless otherwise provided in an Award Agreement or a written employment contract between the Company and a Participant and except as otherwise set out in this Section 4(d), the Board, may provide that: (1) the successor corporation or entity will assume each Award or replace it with a substitute Award on terms substantially similar to the existing Award; (2) the Awards will be surrendered for a cash payment made by the successor corporation or entity equal to the Fair Market Value thereof; or (3) any combination of the foregoing will occur, provided that the replacement of any Option with a substitute Option shall, at all times, comply with the provisions of subsection 7(1.4) of the Tax Act, and the replacement of any Award with a substitute Option, substitute Deferred Share Unit, substitute Restricted Share Unit or substitute Performance Share Unit shall be such that the substitute Award shall continuously be governed by section 7 of the Tax Act.

(e) Acceleration on Change of Control. If within 12 months following a Change of Control, and unless otherwise provided in an Award Agreement or a written employment contract between the Company and a Participant, a Participant's service, consulting relationship, or employment with the Company, an Affiliate or the continuing entity is terminated without cause, or the Participant resigns from his or her employment as a result of either (i) a substantial diminution in the Participant's authorities, duties, responsibilities, status (including officers, titles, and reporting requirements) from those in effect immediately prior to the Change of Control; (ii) the Company requiring the Participant to be based at a location in excess of 100 kilometers from the location of the Participant's principal job location or office immediately prior to a Change of Control; or (iii) a reduction in the Participant's base salary, or a substantial reduction in the Participant's target compensation under any incentive compensation plan, as in effect as of the date of a Change of Control, then the vesting of all Awards then held by such Participant (and, if applicable, the time during which such Awards may be exercised) will have all of their Options, Deferred Share Units, Restricted Share Units or Performance Share Units, as applicable, immediately vest. In the event that an Award is subject to vesting upon the attainment of Performance Criteria, then the number of Options, Deferred Share Units, Restricted Share Units or Performance Share Units that shall immediately vest will be determined by multiplying the Award Agreement by the pro rata Performance Criteria achieved by the Termination Date.

5. Eligibility

Any Service Provider shall be eligible to be designated a Participant, provided that only non-Employee members of the Board shall be eligible to be granted Deferred Share Units.

6. Awards

(a) Options. The Board may grant to a Participant an option to purchase a Share (each, an "Option") which will contain the following terms and conditions and any additional terms and conditions, not inconsistent with the provisions of the Plan, as the Board determines at the time of the grant:

(i) Award Agreement. Each Option shall be evidenced by an Award Agreement containing the applicable terms and conditions required in the Plan and such other terms and conditions not inconsistent with the Plan as the Company, in its sole discretion, may deem appropriate.

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(ii) Exercise Price. The purchase price per Share purchasable under an Option (the "Exercise Price") will be determined by the Board and set out in the Award Agreement; provided, that the Exercise Price shall not be less than the trading price for such Shares at the time of the most recent close on the Toronto Stock Exchange at the time of grant of that Option.

(iii) Time and Method of Exercise. Subject to the terms of Section 7, the Board will determine the vesting conditions, the time or times at which an Option may be exercised (the "Exercise Period") in whole or in part, the date of expiry of the Exercise Period (the "Expiry Date") and the method or methods by which, and the form or forms in which payment of the Exercise Price with respect thereto may be made. However, the Expiry Date of any Option that is granted will not be more than ten years after the Date the Option is granted.

(iv) Blackout Restriction Periods. If the Expiry Date for an Option occurs during a Blackout Restriction Period applicable to the relevant Participant, or within ten business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Expiry Date for that Option shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period (the "Blackout Expiry Date"). This Section 6(a)(iv) applies to all Options outstanding under the Plan.

(v) Performance Options. The Board may, at the time an Option is granted to a Participant under the Plan, designate such Option as a Performance Option and in the event that Options are designated as Performance Options, such Performance Options shall vest based in whole or in part on the Performance Criteria set forth in the applicable Award Agreement.

(vi) U.S. Securities Law. No Options shall be granted to a U.S. Participant and no Shares shall be issued to a U.S. Participant upon exercise of any such Options unless such Shares are registered under the U.S. Securities Act and any applicable state securities laws or an exemption from such registration is available. Any Options issued to a U.S. Participant and any Shares issued upon exercise thereof, pursuant to an exemption from registration under the U.S. Securities Act will be "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act). Any certificate or instrument representing Options granted to a U.S. Participant or Shares issued to a U.S. Participant upon exercise of any such Options pursuant to an exemption from registration under the U.S. Securities Act and applicable state securities laws shall bear a legend restricting transfer under applicable United States federal and state securities laws substantially in the following form:

"THE SECURITIES REPRESENTED HEREBY [For Options Include: AND THE SECURITIES ISSUABLE ON EXERCISE HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR U.S. STATE SECURITIES LAWS. BY PURCHASING OR OTHERWISE HOLDING THESE SECURITIES, THE HOLDER AGREES FOR THE BENEFIT OF VIZSLA SILVER CORP. (THE "CORPORATION") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION; OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; OR (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS; OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

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For Options Include:

"THE OPTIONS REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE OPTIONS REPRESENTED HEREBY MAY NOT BE EXERCISED IN THE UNITED STATES OR BY, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON OR A PERSON IN THE UNITED STATES, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES LAWS AND APPLICABLE STATE SECURITIES LAWS. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT."

(b) Restricted Share Units. The Board may grant to a Participant Restricted Share Units each of which will consist of the right to receive, at the sole discretion of the Board, one Share or the Cash Equivalent as at the date of redemption, subject to the terms of any applicable Award Agreement, and which are subject to such restrictions as the Board may impose, which restrictions may lapse separately or in combination at any time or times, in such installments or otherwise, as the Board may deem appropriate. The Board may impose any conditions or restrictions on the vesting or redemption of Restricted Share Units as it may deem appropriate.

(i) Award Agreement. Each Restricted Share Unit shall be evidenced by an Award Agreement containing the applicable terms and conditions required in the Plan and such other terms and conditions not inconsistent with the Plan as the Company, in its sole discretion, may deem appropriate.

(ii) Restricted Share Unit Account. An Account, to be known as a "Restricted Share Unit Account", shall be maintained by the Company for each Participant. On the date of grant, the Account will be credited with the Restricted Share Units granted to a Participant on that date.

(iii) RSU Service Year. At the time of grant of a Restricted Share Unit, the Board shall specify the year of service of the Participant in respect of which the Restricted Share Unit is granted (the "RSU Service Year").

(iv) RSU Vesting Period. No vesting condition for a Restricted Share Unit shall extend beyond December 15th of the third calendar year following the RSU Service Year in respect of which the Restricted Share Units were granted and all vesting conditions for a Restricted Share Unit shall be such that the Restricted Share Unit complies at all times with the exception in paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the Tax Act.

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Restricted Share Units granted to outside directors vest, (a) at the election of an outside director at the time the award is granted, within a minimum of one (1) year to a maximum of three (3) years following the grant date, as such outside director may elect, and (b) if no election is made, upon the earlier of a Change of Control (as such term is defined in the Plan) or, subject to a minimum of one (1) year, his or her resignation from the Board.

(v) Redemption of Restricted Share Units. Subject to the terms of Section 7, after any Restricted Share Units become Vested Restricted Share Units, on the date that is no less than three years following the end of the relevant RSU Service Year, or such other date determined by the Board, in its sole discretion (the "Restricted Share Unit Redemption Date"), such Vested Restricted Share Units shall be redeemed, at the sole discretion  of  the  Board, for the Cash Equivalent, Shares issued from treasury or a combination of the Cash Equivalent and Shares from treasury. Subject to the foregoing and Section 9(l), in the case of Shares issued from treasury, one Share shall be issued from the treasury of the Company to the Participant or the Participant's Beneficiary, as applicable, for each of such Vested Restricted Share Units.

(vi) Blackout Restriction Periods. If the Restricted Share Unit Redemption Date for a Restricted Share Unit occurs during a Blackout Restriction Period applicable to the relevant Participant, or within ten business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Restricted Share Unit Redemption Date for that Restricted Share Unit shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period. This Section 6(b)(vi) applies to all Restricted Share Units outstanding under the Plan.

(vii) U.S. Securities Law. No Restricted Share Units shall be granted to a U.S. Participant unless such securities are registered under the U.S. Securities Act and any applicable state securities laws or an exemption from such registration is available. Any Restricted Share Units issued to a U.S. Participant pursuant to an exemption from registration under the U.S. Securities Act will be "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act). Any certificate or instrument representing Restricted Share Units granted to a U.S. Participant pursuant to an exemption from registration under the U.S. Securities Act and applicable state securities laws shall bear a legend restricting transfer under applicable United States federal and state securities laws substantially in the following form:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR U.S. STATE SECURTIES LAWS. BY PURCHASING OR OTHERWISE HOLDING THESE SECURITIES, THE HOLDER AGREES FOR THE BENEFIT OF VIZSLA SILVER CORP. (THE "CORPORATION") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION; OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; OR (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS; OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

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(c) Performance Share Units. The Board may grant to a Participant Performance Share Units each of which will consist of the right to receive, at the sole discretion of the Board, one Share or the Cash Equivalent as at the date of redemption, subject to the terms of any applicable Award Agreement, and which are subject to such restrictions as the Board may impose, which restrictions may lapse separately or in combination at any time or times, in such installments or otherwise, as the Board may deem appropriate. The Board may impose any conditions or restrictions on the vesting or redemption of Performance Share Units as it may deem appropriate.

(i) Award Agreement. Each Performance Share Unit shall be evidenced by an Award Agreement containing the applicable terms and conditions required in the Plan and such other terms and conditions not inconsistent with the Plan as the Company, in its sole discretion, may deem appropriate.

(ii) Performance Share Unit Account. An Account, to be known as a "Performance Share Unit Account", shall be maintained by the Company for each Participant. On the date of grant, the Account will be credited with the Performance Share Units granted to a Participant on that date.

(iii) PSU Service Year. At the time of grant of a Performance Share Unit, the Board shall specify the year of service of the Participant in respect of which the Performance Share Unit is granted (the "PSU Service Year").

(iv) PSU Vesting Period. No vesting condition for a Performance Share Unit shall extend beyond December 15th of the third calendar year following the PSU Service Year in respect of which the Performance Share Units were granted and all vesting conditions for a Performance Share Unit shall be such that the Performance Share Unit complies at all times with the exception in paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the Tax Act.

(v) Redemption of Performance Share Units. Subject to the terms of Section 7, after any Performance Share Units become Vested Performance Share Units, on the date which is no less than three years following the end of the relevant PSU Service Year, or such other date determined by the Board, in its sole discretion (the "Performance Share Unit Redemption Date"), such Vested Performance Share Units shall be redeemed, at the sole discretion of the Board, for the Cash Equivalent, Shares issued from treasury or a combination of the Cash Equivalent and Shares from treasury. Subject to the foregoing and Section 9(l), in the case of Shares issued from treasury, one Share shall be issued from the treasury of the Company to the Participant or the Participant's Beneficiary, as applicable, for each of such Vested Performance Share Units.

(vi) Blackout Restriction Periods. If the Performance Share Unit Redemption Date for a Performance Share Unit occurs during a Blackout Restriction Period applicable to the relevant Participant, or within ten business days after the expiry of a Blackout  Restriction Period applicable to the relevant Participant, then the Performance Share Unit Redemption Date for that Performance Share Unit shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period. This Section 6(c)(vi) applies to all Performance Share Units outstanding under the Plan.

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(vii) Performance Criteria. The Performance Share Units shall vest based in whole or in part on the Performance Criteria set forth in the applicable Award Agreement. Notwithstanding any other provision of the Plan, but subject to the limits described in Section 3 and 4 hereof and any other applicable requirements of the Principal Market or other regulatory authority, the Board reserves the right to make, in the applicable Award Agreement or otherwise, any additional adjustments to the number of Shares to be issued pursuant to any Performance Share Units if, in the sole discretion of the Board, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Plan.

(viii) U.S. Securities Law. No Performance Share Units shall be granted to a U.S. Participant unless such securities are registered under the U.S. Securities Act and any applicable state securities laws or an exemption from such registration is available. Any Performance Share Units issued to a U.S. Participant pursuant to an exemption from registration under the U.S. Securities Act will be "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act). Any certificate or instrument representing Performance Share Units granted to a U.S. Participant pursuant to an exemption from registration under the U.S. Securities Act and applicable state securities laws shall bear a legend restricting transfer under applicable United States federal and state securities laws substantially in the following form:

(d) "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR U.S. STATE SECURITIES LAWS. BY PURCHASING OR OTHERWISE HOLDING THESE SECURITIES, THE HOLDER AGREES FOR THE BENEFIT OF VIZSLA SILVER CORP. (THE "CORPORATION") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION; OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; OR (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS; OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. "

(e) Deferred Share Units. The Board may grant to non-Employee members of the Board Deferred Share Units, which may have all of the rights and restrictions that may be applicable to Restricted Share Units or Performance Share Units, except that the Deferred Share Units may not be redeemed until the Participant has ceased to hold all offices, employment and directorships with the Company and all affiliates (within the meaning of that term in Income Tax Folio S2-F1-C2, Retiring Allowances, or any successor publication thereto) of the Company.

(i) Award Agreement. Each Deferred Share Unit shall be evidenced by an Award Agreement containing the applicable terms and conditions required in the Plan and such other terms and conditions not inconsistent with the Plan as the Company, in its sole discretion, may deem appropriate.

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(ii) Deferred Share Unit Account. An Account, to be known as a "Deferred Share Unit Account" shall be maintained by the Company for each Participant. On the date of grant, the Account will be credited with the Deferred Share Units granted to a Participant on that date and all such Deferred Share Units shall immediately be Vested Deferred Share Units.

(iii) No Payment until Cessation of Employment. Notwithstanding any other provision of the Plan, no payment shall be made in respect of a Deferred Share Unit until after the earliest time of: (i) the Participant's death; or (ii) the latest time that the Participant ceases to be an employee, officer or director of the Company or any affiliate (within the meaning of that term in Income Tax Folio S2-F1-C2, Retiring Allowances, or any successor publication thereto) of the Company (such time is referred to as the "Triggering Event").

(iv) Redemption of Deferred Share Units. After the occurrence of a Triggering Event in respect of a Participant, on December 15th of the calendar year commencing immediately after the date of the Triggering Event, or such other date determined by the Board, in its sole discretion (the "Deferred Share Unit Redemption Date"), the Vested Deferred Share Units credited to the Participant's Deferred Share Unit Account shall be redeemed, at the sole discretion of the Board, in cash, Shares issued from treasury or a combination of both cash and Shares from treasury. Subject to Section 9(l), in the case of Shares issued from treasury, one Share shall be issued from the treasury of the Company to the Participant or the Participant's Beneficiary, as applicable, for each of such Vested Deferred Share Unit. All payments in respect of a Deferred Share Unit shall, subject to Section (v), be made no later than December 31st of the year commencing immediately after the occurrence of the Triggering Event.

(v) Blackout Restriction Periods. If the Deferred Share Unit Redemption Date for a Deferred Share Unit occurs during a Blackout Restriction Period applicable to the relevant Participant, or within ten business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Deferred Share Unit Redemption Date  for that Deferred Share Unit shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period. This Section (v) applies to all Deferred Share Units outstanding under the Plan.

(vi) Conversion of Compensation into Deferred Share Units. Subject to such rules, regulations and conditions as the Board, in its sole discretion, may impose, a Participant may elect, irrevocably, no later than December 15th of the calendar year preceding the year in which the election is to be effective, to have all or a portion of his ordinary cash compensation (the "Participant Compensation") to be paid by his Employer to such Participant for services to be performed in the calendar year following the date of the election, satisfied by way of Deferred Share Units credited to his Deferred Share Unit Account (with the remainder to be received in cash), by completing and delivering to the Company an initial written election, in such form as may be approved by the Board. Such election shall set out the percentage of such Participant's compensation that the Participant wishes to be satisfied in the form of Deferred Share Units (with the remaining percentage to be paid in cash), within the limitations of this Section (vi), for the calendar year for which the election is made and for subsequent years unless the Participant amends his election pursuant to this Section (vi). All Deferred Share Units granted pursuant to an election under this Section (vi) shall be immediately Vested Deferred Share Units.

(A) A Participant may initiate or change the percentage of his Participant Compensation to be satisfied in the form of Deferred Share Units for any subsequent calendar year by completing and delivering to the Company a new written election no later than December 15th of the calendar year immediately preceding the calendar year to which the Participant Compensation relates.

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(B) Notwithstanding anything in this Section (vi), an election can only be made during the time periods prescribed by the Board or otherwise in accordance with Company policy; provided that no election will be permitted to be made or altered after December 31st of the calendar year immediately preceding the year in which the election is to be effective.

(C) Any election made by a Participant under this Section (vi) shall designate the percentage, if any, of the Participant Compensation that is to be satisfied in the form of Deferred Share Units, all such designations to be in increments of 5%.

(D) A Participant's election received by the Company under this Section (vi) shall be irrevocable and shall continue to apply with respect to his Participant Compensation for any subsequent calendar year unless the Participant amends his election under this Section (vi).

(E) Where there is no election that complies with this Section (vi) in effect for a Participant for a particular calendar year, such Participant shall be deemed to have elected to receive his Participant Compensation for the applicable calendar year in cash.

(vii) U.S. Securities Law. No Deferred Share Units shall be granted to a U.S. Participant unless such securities are registered under the U.S. Securities Act and any applicable state securities laws or an exemption from such registration is available. Any Deferred Share Units issued to a U.S. Participant pursuant to an exemption from registration under the U.S. Securities Act will be "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act). Any certificate or instrument representing Deferred Share Units granted to a U.S. Participant pursuant to an exemption from registration under the U.S. Securities Act and applicable state securities laws shall bear a legend restricting transfer under applicable United States federal and state securities laws substantially in the following form:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR U.S. STATE SECURITIES LAWS. BY PURCHASING OR OTHERWISE HOLDING THESE SECURITIES, THE HOLDER AGREES FOR THE BENEFIT OF VIZSLA SILVER CORP. (THE "CORPORATION") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION; OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; OR (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS; OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

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(f) Dividend-Equivalent Rights. The Board may grant to eligible Participants the rights described below as Dividend-Equivalent Rights.

(i) Unless otherwise determined by the Board in its sole discretion or as may otherwise be set out in the applicable Award Agreement, on the payment date for cash dividends paid on Shares (the "Dividend Payment Date"), each Participant's Restricted Share Unit Account, Performance Share Unit Account and/or Deferred Share Unit Account, as applicable, shall be credited with additional Restricted Share Units, Performance Share Units or Deferred Share Units, as applicable, in respect of Restricted Share Units, Performance Share Units or Deferred Share Units, as applicable, credited to and outstanding in the Participant's Account(s) as of the record date for payment of such dividends (the "Dividend Record Date"). The number of such additional Restricted Share Units, Performance Share Units or Deferred Share Units, as applicable, to be credited to the Participant's Account(s) will be calculated (to two decimal places) by dividing the total amount of the dividends that would have been paid to such Participant if the Restricted Share Units, Performance Share Units or Deferred Share Units, as applicable, in the Participant's Account (including fractions thereof), as of the Dividend Record Date, were Shares, by the Fair Market Value of a Share on the Dividend Payment Date. The terms and conditions of any such additional Restricted Share Units, Performance Share Units or Deferred Share Units shall be identical to the underlying Restricted Share Units, Performance Share Units or Deferred Share Units held by such Participant.

(ii) Notwithstanding anything else in this Section (e), no additional Restricted Share Units, Performance Share Units or Deferred Share Units will be credited or granted pursuant to this Section (e) where the Dividend Record Date relating to dividends falls after the Participant ceases to be a Service Provider.

(iii) U.S. Securities Law. No issuance of Restricted Share Units, Performance Share Units or Deferred Share Units shall be granted to a U.S. Participant as a Dividend Equivalent Right unless such securities are registered under the U.S. Securities Act and any applicable state securities laws or an exemption from such registration is available. Any Restricted Share Units, Performance Share Units or Deferred Share Units issued to a U.S. Participant as a Dividend Equivalent Right pursuant to an exemption from registration under the U.S. Securities Act will be "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act). Any such issuance of Restricted Share Units, Performance Share Units or Deferred Share Units shall be required to bear the U.S. restricted legend set forth in Section 6(b)(vii), Section 6(c)(viii) or Section 6(d)(vii), as applicable.

7. Cessation of Employment and Forfeitures

Except as otherwise provided in the applicable Award Agreement or a written employment contract between the Company and a Participant, and subject to any express resolution passed by the Board or exercise of discretion by the Board, and further subject to the conditions that no Option may be exercised in whole or in part after the expiration of the period specified in the applicable Award Agreement and that no redemption can be made in respect of a Restricted Share Unit, Performance Share Unit or Deferred Share Unit other than during the time periods specified in Sections 6(b), 6(c) and 6(d):

(a) if, prior to the expiry of any Options, a Participant ceases to be a Service Provider:

(i) by reason of death or long-term disability (as reasonably determined by the Company) of such Participant, then:

(A) all outstanding unvested Options granted to such Participant shall immediately and automatically terminate other than those Options which would have vested within the one-year period following the date of such termination if such termination had not occurred, which Options shall for this purpose be deemed to be vested upon such termination; and

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(B) only such Participant or the person or persons to whom such Participant's rights under the Options pass by such Participant's will or applicable law shall have the right to exercise part or all of such Participant's outstanding and vested Options (including, for greater certainty, any Options which are deemed to vest in accordance with this Section (A) at any time up to and including (but not after) the earlier of: (i) the date which is one (1) year following the date of death or long term disability (as reasonably determined by the Company) of such Participant; or (ii) the Expiry Date(s) of such Options; or

(ii) for any reason, other than as provided in this Section (i), then:

(A) all outstanding unvested Options granted to such Participant shall, unless otherwise provided, immediately and automatically terminate; and

(B) such Participant shall have the right to exercise part or all of his or her outstanding vested Options at any time up to and including (but not after) the earlier of: (i) the date which is 90 days following the date of such termination, resignation or cessation of employment; and (ii) the Expiry Date(s) of the vested Options; and

(b) if, prior to the Redemption Date of any Performance Share Units or any Restricted Share Units, a Participant ceases to be a Service Provider:

(i) for any reason whatsoever including, without limitation, termination of his employment by his employer for cause or voluntary resignation, but excluding the circumstances described in Sections 7(b)(ii) and 7(b)(iii), all Performance Share Units and all Restricted Share Units of such Participant shall be immediately forfeited upon such event, all rights of the Participant under the Plan shall terminate and no cash shall be payable at any time in lieu of such forfeited Performance Share Units and Restricted Share Units;

(ii) by reason of death, long term disability, retirement from active employment (as reasonably determined by the Company) or for any other reason as may be specifically approved by the Board, other than for the reasons set forth in Sections 7(b)(i) and 7(b)(iii), the Plan in all respects shall continue with respect to such Participant's Performance Share Units and Restricted Share Units and the Participant, or the person or persons to whom the Performance Share Units and Restricted Share Units pass by the Participant's will or applicable law shall be entitled to redeem and receive payment for such Performance Share Units and Restricted Share Units that such Participant is entitled to on each applicable Redemption Date in accordance with the terms of the Plan; or

(iii) by reason of termination of his employment without cause then the Participant shall be entitled to redeem and receive payment for each Performance Share Unit and each Restricted Share Unit that such Participant would be entitled to on each applicable Redemption Date in accordance with the terms of the Plan; provided, however, that in the event that any Restricted Share Units or Performance Share Units are subject to performance criteria, the Board shall consider the extent of satisfaction of such performance criteria in determining the number of Restricted Share Units or Performance Share Units that shall vest, and further provided that:

(A) in respect of each such Performance Share Unit, the Performance Share Unit Redemption Date falls within the notice period provided to such Participant, as set forth by the Company, upon termination of his employment and, if the Performance Share Unit Redemption Date falls after completion of the notice period provided in connection with such termination of employment, then such Performance Share Unit of such Participant shall be immediately forfeited upon such event and all rights of the Participant under the Plan relating thereto shall terminate unless otherwise determined by the Board in its sole discretion; and

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(B) in respect of each such Restricted Share Unit, the Restricted Share Unit Redemption Date falls within the notice period provided to such Participant, as set forth by the Company, upon termination of his employment and, if the Restricted Share Unit Redemption Date falls after completion of the notice period provided in connection with such termination of employment, then such Restricted Share Unit of such Participant shall be immediately forfeited upon such event and all rights of the Participant under the Plan relating thereto shall terminate unless otherwise determined by the Board in its sole discretion;

(c) subject to the other paragraphs in this Section 7, if the relationship of the Participant is terminated for any reason prior to the expiry of an Option or prior to the Redemption Date of any Performance Share Unit or Restricted Share Unit, whether or not such termination is with or without notice, adequate notice or legal notice or is with or without legal or just cause, the Participant's rights shall be strictly limited to those provided for in this Section 7, or as otherwise provided in the applicable Award Agreement or written employment contract between the Participant and the Company, and, without limiting the generality of the foregoing, in the event that an Option is not vested and exercised prior to the applicable deadline in Section 7(a) or a Performance Share Unit or Restricted Share Unit is not vested and redeemed prior to the applicable deadline in Section 7(b), such Award shall be forfeited and all rights of the Participant under the Plan to such Award shall terminate immediately after the deadline has passed and no cash shall be payable at any time in lieu of such forfeited Award. Unless otherwise specifically provided in writing, the Participant shall have no claim to or in respect of any Award which may have or would have vested had due notice of termination of employment been given nor shall the Participant have any entitlement to damages or other compensation in respect of any Award or loss of profit or opportunity which may have or would have vested or accrued to the Participant if such wrongful termination or dismissal had not occurred or if due notice of termination had been given. This provision shall be without prejudice to the Participant's rights to seek compensation for lost employment income or lost employment benefits (other than those accruing under or in respect of the Plan) in the event of any alleged wrongful termination or dismissal;

(d) the transfer of a Service Provider from the Company to a subsidiary, from a subsidiary to the Company or from one subsidiary to another subsidiary, shall not be considered a cessation of employment or services, nor shall it be considered a cessation of employment if an Employee is placed on such other leave of absence or transition arrangement which is considered by the Company as continuing intact the employment relationship for the same period. In the case of a leave of absence or transition arrangement, the employment relationship shall be continued until the date when an Employee's right to employment with the Company or a subsidiary is terminated by operation of law or by contract, except that in the event the Employee chooses not to renew active employment at the end of any leave of absence or transition arrangement, the employment relationship shall be deemed to have ceased at the beginning of the leave of absence or transition arrangement.

8. Amendments and Adjustments

Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement or in the Plan:

(a) Amendments to the Plan. Subject to the requirements of applicable law, rules and regulations, the Board may amend, alter, suspend, discontinue, or terminate the Plan without the consent of any Shareholder, Participant, other holder or Beneficiary of an Award, or other Person; provided, however, that, subject to the Company's rights to adjust Awards under Sections (c) and (d), any amendment, alteration, suspension, discontinuation, or termination that would impair the rights of any Participant or holder or Beneficiary of any Award previously granted, will not to that extent be effective without the consent of the Participant or holder or Beneficiary of an Award, as the case may be, such consent not to be unreasonably withheld; and provided further, however, that notwithstanding any other provision of the Plan or any Award Agreement, without the approval of the Shareholders, no amendment, alteration, suspension, discontinuation, or termination will be made that would:

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(i) increase the total number of Shares available for Awards under the Plan, except as provided in Section 4;

(ii) reduce the exercise price or extend the term of any Award;

(iii) have the effect of cancelling any Awards and concurrently reissuing such Awards on different terms;

(iv) remove or exceed the individual participation limits in Section 4(b)(i);

(v) remove or exceed the insider participation limits in Sections 4(b)(ii) and 4(b)(iii);

(vi) modify or amend the limits in Section 4(b)(iv);

(vii) increase limits imposed on the participation of directors that are not officers or employees of the Company;

(viii) otherwise cause the Plan to cease to comply with any tax or regulatory requirement, including for these purposes any approval or other requirement;

(ix) have the effect of amending this Section 8(a);

(x) modify or amend the provisions of the Plan in any manner which would permit Awards, including those previously granted, to be transferable or assignable in a manner otherwise than as provided for by Section 9(g); or

(xi) change the eligible Service Providers under the Plan which would have the potential of broadening or increasing insider participation.

Without limitation to the generality of the foregoing, Shareholder approval will not be required for any of the following types of amendments:

(xii) amendments of a "housekeeping" nature (including, without limitation, to clarify the meaning of an existing provision of this Plan, correct or supplement any provision of this Plan that is consistent with any other provision of this Plan, correct any grammatical or typographical errors or amend the definitions in this Plan regarding administration of this Plan); or

(xiii) a change to the termination provisions of Options which does not entail an extension beyond the original Expiry Date.

(b) Amendments to Awards. The Board may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award previously granted, prospectively or retroactively; provided, however, that, subject to the Company's rights to adjust Awards under Sections (c) and (d), any amendment, alteration, suspension, discontinuation, cancellation or termination that would impair the rights of any Participant or holder or Beneficiary of any Award previously granted, will not to that extent be effective without the consent of the Participant or holder or Beneficiary of an Award, as the case may be.

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(c) Adjustment of Awards upon Certain Acquisitions. In the event the Company or any Affiliate assumes outstanding employee awards or the right or obligation to make future awards in connection with the acquisition of another business or another corporation or business entity, the Board may, subject to, if applicable, approval of the Principal Market, make any adjustments, not inconsistent with the terms of the Plan, in the terms of Awards as it deems appropriate in order to achieve reasonable comparability or other equitable relationship between the assumed awards and the Awards granted under the Plan as so adjusted.

(d) Adjustments of Awards upon the Occurrence of Certain Unusual or Nonrecurring Events. Subject to, if applicable, approval of the Principal Market, the Board is hereby authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or non-recurring events (including, without limitation, the events described in Sections 4(c) and 4(d)) affecting the Company, any affiliate, or the financial statements of the Company or any affiliate, or of changes in applicable laws, regulations, or accounting principles, whenever  the Board determines that those adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

9. General Provisions

(a) Acceleration. Subject to Section 4(e), the Board may, in its sole discretion, at any time permit the acceleration of vesting of any or all Awards.

(b) No Cash Consideration for Awards. Awards may be granted for no cash consideration or for such minimal cash consideration as may be required by applicable law.

(c) Awards May Be Granted Separately or Together. Awards may, in the discretion of the Board, be granted either alone or in addition to, in tandem with, or in substitution for any other Award. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

(d) Forms of Payment under Awards. Subject to the terms of the Plan and of any applicable Award Agreement, payments or transfers to be made by the Company or an Affiliate upon the grant, exercise, surrender, redemption, payment or settlement of an Award may be made in such form or forms as the Board will determine, including, without limitation, cash, Shares, other securities, other Awards, or other property, or any combination thereof and may be made in a single payment or transfer, in installments, or on a deferred basis, in each case in accordance with rules and procedures established by the Board. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments.

The Board may provide for financing broker dealers (including payment by the Company of commissions) and may establish procedures (including broker dealer assisted cashless exercise) for payment of Applicable Withholding Taxes.

For greater certainty: (i) Awards that are specified in the applicable Award Agreement to be settled solely in cash shall not be an Award for the purposes of the calculations in Section 4(a)(ii); (ii) in the case of an Award Agreement that is amended by the Company (and, if applicable, the Participant) in accordance with the Plan and the Award Agreement to provide for settlement of some or all of the applicable Award in cash, the Award subject to such amendment shall cease to be an Award for the purposes of the calculations in Section 4(a)(ii) and the Reserve will be increased by the number of Awards that are the subject of such amendment; and (iii) in the case of an Award Agreement that is amended by the Company (and, if applicable, the Participant) in accordance with the Plan and the Award Agreement to provide for settlement of some or all of the applicable Award in Shares, the Reserve will be decreased by the number of Awards that are the subject of such amendment. Unless otherwise determined in the applicable Award Agreement, in the circumstances set out in (i) and (ii) above, all other terms of the Plan and the Award Agreement shall be interpreted to refer to the settlement of the applicable Award in cash in lieu of  Shares.

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(e) Clawback/Recoupment. In situations where: (i) the Award received by a Participant or former Participant was calculated based or contingent upon the achievement of certain financial results that were subsequently the subject of or affected by a material restatement of all or a portion of the Company's financial statements for any reason other than a change in accounting policy with retroactive effect; or (ii) the Participant or former Participant failed to comply with the Company's internal policies or engaged in gross negligence, intentional misconduct, theft, embezzlement, illegality, fraud or other serious misconduct that in the Board's opinion caused, or potentially caused, the need for the restatement; or (iii) the Award received would have been lower had the financial results been properly reported, then the Board may, to the extent permitted by applicable laws and to the extent it determines it is in the Company's best interest to do so, require reimbursement of all or any portion, as may be determined by the Board after a review of all relevant facts and circumstances, of an Award(s) received, Shares issued upon exercise of an Option or payment made pursuant to a redemption of a Share Unit by a Participant or former Participant within 36 months of the date on which the Company (a) publicly files the restated financial statements, or if no restatement is filed, the date financial results are made available to the Board correcting the erroneous or inaccurate data contained therein; or (b) discovers the gross negligence, intentional misconduct, theft, embezzlement, illegality, fraud or other serious misconduct.

(f) No Hedging. No Participant shall enter into any transaction that has the effect of offsetting the economic value of any direct or indirect interest of such Participant in any Awards issued pursuant to this Plan and/or any Shares of the Company owned by such Participant (including, without limitation, through the purchase of prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of Awards granted to such insiders hereunder or otherwise held directly or indirectly by such Participants).

(g) Limits on Transfer of Awards.

(i) No Award, and no right under any such Award, may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant otherwise than by will, by the laws of descent or by the designation of a Beneficiary by a Participant and any such purported assignment, alienation, pledge, attachment, sale or other transfer or encumbrance will be void and unenforceable against the Company or any Affiliate.

(ii) Each Award, and each right under any Award, will be exercisable during the Participant's lifetime only by the Participant or, if permissible under applicable law, by the Participant's guardian or legal representative.

(h) Terms of Awards. Subject to the terms of the Plan, the term of each Award will be for such period as may be determined by the Board; provided, however, that the term of any Award of Options shall not exceed a period of five years from the date of its grant, and the term of any Award of Restricted Share Units or Performance Share Units shall not extend beyond December 15th of the third calendar year following the RSU Service Year or PSU Service Year, as applicable.

(i) Share Certificates. All certificates for Shares delivered under the Plan pursuant to any Award or the grant, exercise, surrender, redemption, payment or settlement thereof will be subject to any cease trade or stop transfer orders and other restrictions as the Board may deem advisable under the Plan or the rules, regulations, and other requirements of Canadian securities regulators, the Securities and Exchange Commission, any stock exchange upon which such Shares are then listed, and any applicable federal, state, provincial or territorial securities laws, and the Board may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

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(j) Delivery of Shares or Other Securities and Payment by Participant of Consideration. No Shares or other securities will be delivered pursuant to any Award until payment in full of any amount required to be paid pursuant to the Plan or the applicable Award Agreement is received by the Company. Such payment may be made by such method or methods and in such form or forms as the Board will, subject to applicable laws and any applicable stock exchange requirements, determine, including, without limitation, cash, Shares, other securities, other Awards or other property, or any combination thereof; provided that the combined value, as determined by the Board, of all cash and cash equivalents and the Fair Market Value of any such Shares or other property so tendered to the Company, as of the date of such tender, is at least equal to the full amount required to be paid pursuant to the Plan or the applicable Award Agreement to the Company.

(k) No Shareholder Rights. Under no circumstances shall Options, Restricted Share Units, Performance Share Units, Deferred Share Units, Dividend-Equivalent Rights or any other Award made under the Plan be considered Shares or other securities of the Company, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Company, including, without limitation, voting rights, entitlement to receive dividends or other distributions or rights on liquidation, nor shall any Participant be considered the owner of Shares by virtue of any Award.

(l) No Right to Awards. No Participant or other Person will have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants, or holders or Beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient.

(m) Taxes and other Withholdings.

(i) Neither the Company nor any Affiliate is liable for any tax or other liabilities or consequences imposed on any Participant (or any Beneficiary) as a result of the granting or crediting, holding, exercise, surrender or redemption of any Awards under this Plan, whether or not such costs are the primary responsibility of the Company or Affiliate. It is the responsibility of the Participant (or Beneficiary) to complete and file any tax returns which may be required under any applicable tax laws within the period prescribed by such laws.

(ii) The Company or any Affiliate is authorized to deduct or withhold from any Award granted, from any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant such amount as may be necessary so as to ensure the Company and any Affiliate will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions (the "Applicable Withholding Taxes"), and to take any other action as may be necessary in the opinion of the Company or Affiliate, acting reasonably, to satisfy all obligations for the payment of those Applicable Withholding Taxes, including, for greater certainty, requiring a Participant, as a condition to the exercise or redemption of an Award, to pay or reimburse the Company or Affiliate, as applicable, for any Applicable Withholding Taxes. The Company or Affiliate may sell any Shares withheld, in such manner and on such terms as it deems appropriate, and shall apply the proceeds of such sale to the payment of Applicable Withholding Taxes or other amounts, and shall not be liable for any inadequacy or deficiency in the proceeds received or any amounts that would have been received, had such Shares been sold in a different manner or on different terms.

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(n) No Limit on Other Compensation Arrangements. Nothing contained in the Plan will prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation arrangements, and those arrangements may be either generally applicable or applicable only in specific cases.

(o) Collection of Personal Information. Each Participant shall provide the Company and the Board with all information they require in order to administer the Plan. The Company and the Board may from time-to-time transfer or provide access to such information to a third-party service provider for purposes of the administration of the Plan provided that such service providers will be provided with such information for the sole purpose of providing such services to the Company. By accepting an Award, each Participant acknowledges that information may be so provided and agrees to its provision on the terms set forth herein. Except as specifically contemplated in this Section 9(n), the Company and the Board shall not disclose the personal information of a Participant except: (i) in response to regulatory filings or other requirements for the information by a governmental authority with jurisdiction over the Company; (ii) for the purpose of complying with a subpoena, warrant or other order by a court, person or body having jurisdiction to compel production of the information; or (iii) as otherwise required by law. In addition, personal information of Participants may be disclosed or transferred to another party during the course of, or completion of, a change in ownership of, or the grant of a security interest in, all or a part of the Company or its Affiliates including through an asset or share sale, or some other form of business combination, merger or joint venture, provided that such party is bound by appropriate agreements or obligations.

(p) No Right to Employment. The grant of an Award will not be construed as giving a Participant the right to be retained in the employ, as an officer or director of the Company or any Affiliate. Further, the Company or an Affiliate may at any time dismiss a Participant from employment, as an officer or director, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement.

(q) No Right to Consultancy. The grant of an Award will not be construed as giving a Participant the right to be retained as an independent contractor of the Company or any Affiliate.

(r) Neutral Gender. In this Plan, words importing the masculine gender include feminine and vice versa and words importing the singular include the plural and vice versa.

(s) Governing Law. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan will be determined in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in British Columbia.

(t) Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any Person or Award under any law deemed applicable by the Board, that provision will be construed or deemed amended to conform to applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of the Plan or the Award, that provision will be stricken as to that jurisdiction, Person or Award and the remainder of the Plan and any such Award will remain in full force and effect.

(u) No Trust or Fund Created. The Plan shall be unfunded in all respects. Neither the Plan nor any Award will create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, that right will be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(v) No Fractional Shares. No fractional Shares will be issued or delivered pursuant to the Plan or any Award, and, except as otherwise provided, the Board will determine whether cash, other securities, or other property will be paid or transferred in lieu of any fractional Shares or whether those fractional Shares or any rights thereto will be canceled, terminated, or otherwise eliminated.

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(w) Headings. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Those headings will not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision of the Plan.

10. Effective Date of the Plan

The Plan is effective November 7, 2024. If applicable, the Plan shall be subject to ratification by the shareholders of the Company to be effected by a resolution passed at a meeting of the shareholders of the Company, and to acceptance by the Toronto Stock Exchange and any other relevant regulatory authority. Any Awards granted prior to such ratification and acceptance shall be conditional upon such ratification and acceptance being given and no such Awards may be exercised unless and until such ratification and acceptance are given.

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SCHEDULE "A"

Vizsla Silver Corp.

Supplement to Omnibus Equity Incentive Plan for United States Participants

1. General. This supplement (the "Supplement") to the Vizsla Silver Corp. Omnibus Equity Incentive Plan, as such plan may be amended from time to time (the "Plan") shall apply to Participants who are resident for tax purposes in the United States (the "U.S. Participants"). In the event of any inconsistency between the Plan and this Supplement, the terms and conditions of this Supplement shall control and govern Awards granted to U.S. Participants, except to the extent necessary to ensure that a U.S. Participant who is also subject to taxation under the Tax Act in respect of Awards granted under the Plan is not subject to material adverse tax consequences under the Tax Act. Capitalized terms not defined in this Supplement shall have the meaning given to such terms in the Plan, the terms and conditions of which are herein incorporated by reference.

2. Governing Tax Law.  References in the Plan to section 7 of the Tax Act shall not apply to any Award granted to a U.S. Participant. Awards granted to U.S. Participants generally shall be subject to the requirements of the Internal Revenue Code of 1986, as amended (the "Code").

3. Award Agreement. Unless otherwise determined by the Board, the Award Agreement evidencing an Award granted to a U.S. Participant shall set forth the terms, conditions and limitations for such Award, which may include the term of the Award, the provisions applicable in the event of the U.S. Participant's termination of service, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

4. Options. At the time of grant, the Board shall specify in the Award Agreement evidencing an Option the vesting schedule and period during which such U.S. Participant has right to exercise the Option, in whole or in part, and the Board may determine that an Option may not be exercised in whole or in part for a specified period after it is granted. Such vesting may be based upon the U.S. Participant's duration of service to the Company or any Affiliate, Performance Criteria, individual performance or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Board. Subject to the terms of the Plan, at any time after grant of an Option, the Board may, in its sole discretion, and subject to whatever terms and conditions it selects, accelerate the period during which an Option vests.

5. Restricted Share Units. At the time of grant, the Board shall specify in the Award Agreement evidencing a Restricted Share Unit Award the date or dates on which the Restricted Share Units shall become fully vested and non- forfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the U.S. Participant's duration of service to the Company or any Affiliate, or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Board. Subject to the terms of the Plan, at any time after grant of a Restricted Share Unit Award, the Board may, in its sole discretion, and subject to whatever terms and conditions it selects, accelerate the period during which a Restricted Share Unit Award vests.

6. Performance Share Units. At the time of grant, the Board shall specify in the Award Agreement evidencing a Performance Share Unit Award the date or dates on which the Performance Share Units shall become fully vested and non-forfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the U.S. Participant's duration of service to the Company or any Affiliate, Performance Criteria, individual performance or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Board. Subject to the terms of the Plan, at any time after grant of a Performance Share Unit Award, the Board may, in its sole discretion, and subject to whatever terms and conditions it selects, accelerate the period during which a Performance Share Unit Award vests.

7. Deferred Share Units. At the time of grant, the Board shall specify in the Award Agreement evidencing a Deferred Share Unit Award the date or dates on which the Deferred Share Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the U.S. Participant's duration of service to the Company or any Affiliate, Performance Criteria, individual performance or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Board. The Board shall also specify the terms and conditions relating to the deferral and distribution (redemption) of the Deferred Share Units, including, without limitation, the date(s) on which the Deferred Share Units shall be distributed (including whether such distribution dates shall be elected by the U.S. Participant), subject to the requirements of Section 409A of the Code.

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8. Dividend-Equivalent Rights. To the extent that the Board determines to grant Dividend-Equivalent Rights, such dividend equivalents shall be converted to cash or additional Shares or Share units by such formula and at such time and subject to such restrictions and limitations as may be determined by the Board. Such Dividend-Equivalent Rights shall satisfy the requirements of Section 409A of the Code.

9. Section 409A of the Code. To the extent that the Board determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and United States Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the effective date of the Plan. Notwithstanding any provision of the Plan or any Award Agreement to the contrary, in the event that following the effective date the Board determines that any Award may be subject to Section 409A of the Code and related United States Department of Treasury guidance (including such United States Department of Treasury guidance as may be issued after the effective date of the Plan), the Board may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Board determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related United States Department of Treasury guidance and thereby avoid the application of any penalty taxes under Section 409A of the Code.